IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO FORM S-1, AMENDING OUR REGISTRATION STATEMENT ON FORM SB-2, IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

[redacted]

06035451

Washington, D.C. 20549

**EFFECTIVE AMENDMENT NO. 1
TO THE FORM SE**

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Liberty Bancorp, Inc.
Exact Name of Registrant as Specified in Charter

0001353268
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-133849
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Liberty, State of Missouri, on May 5, 2006.

LIBERTY BANCORP, INC.

By: ________________________
Brent M. Giles
President and Chief Executive Officer

Liberty Bancorp, Inc.

Conversion Valuation Appraisal

February 17, 2006

As Amended 5/4/06

Table of Contents
Liberty Bancorp, Inc.
Liberty, Missouri

List of Figures
Liberty Bancorp, Inc.
Liberty, Missouri

List of Exhibits
Liberty Bancorp, Inc.
Liberty, Missouri

Introduction

This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") in connection with the conversion and reorganization of Liberty Savings Bank F.S.B. (the "Bank") and Liberty Savings Mutual Holding Company from the mutual holding company structure to the stock holding company structure (the "Conversion"). The Bank is currently a partially owned subsidiary of Liberty Savings Mutual Holding Company, which will be merged out of existence, and the Bank will become a wholly owned subsidiary of the Liberty Bancorp, Inc. (the "Company"). The Bank is a federally chartered savings association whose principal regulator is the Office of Thrift Supervision ("OTS").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 58.99% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $1.0 million at the midpoint,
- there will be an ESOP equal to 2.69% of the shares sold, funded internally, and amortized over 5 years straight-line,
- there will be an MRP equal to 4.79% of the shares sold, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 3.28% of the shares sold, expensed at $3.15 per option over 5 years straight-line,
- the tax rate is assumed at 36%, and
- the net proceeds will be invested at the one-year treasury rate of 4.36%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended September 30, 2005 and September 30, 2004. We also reviewed the registration statement on Form SB-2 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Sandler O'Neill & Partners L.P. (the Bank's underwriter), and Muldoon Murphy & Aguggia L.P. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of December 31, 2005, the Bank had $251.9 million in total assets, $192.7 million in deposits, $171.9 million in net loans and $21.1 million in equity. The following table shows the Bank's facilities.

FIGURE 1 – CURRENT FACILITIES LIST

Location :	Year Opened	Square Footage	Date of Lease Expiration	Owned/ Leased	Deposts as of 01/31/06	Net Book Value as of 01/31/06
					($ in thousands)	
Main Office:						
16 West Franklin						
Liberty, Missouri	1955	6,000	N/A	Owned	$ 79,659	$ 762
Branch Offices:						
Hwy. 92 & Bellomondo Drive						
Platte City, Missouri	1973	1,500	N/A	Owned	28,576	367
Hwy. 116 at Town and Country Lane						
Plattsburg, Missouri	1974	1,650	N/A	Owned	35,653	134
Flintlock Road & Highway 152						
Kansas City, Missouri	2001	6,160	N/A	Owned	35,562	2,893
4315 S. Noland Road						
Independence, Missouri	2005	3,000	N/A	Owned	11,698	1,260
8740 N. Ambassador Drive						
Kansas City, Missouri	2006	5,000	11/30/21	Leased	242	1,064
				Totals	**$ 191,390**	**$ 6,480**

Source: Offering Prospectus

HISTORY AND OVERVIEW

The Bank commenced operations in 1955 as a Missouri-chartered mutual savings association. On August 23, 1993, the Bank completed its reorganization to a federal mutual holding company known as Liberty Savings Mutual Holding Company. On that date, the Bank also completed its organization as a Missouri-chartered stock savings bank through the issuance of a total of 1,314,276 shares of common stock, of which 800,000 shares, or 60.9%, were issued to Liberty Savings Mutual Holding Company in exchange for the transfer to the Bank, in stock form, of all but $100,000 of the assets and liabilities of the Bank, in mutual form, and 514,276 shares, or 39.1%, were sold to persons other than Liberty Savings Mutual Holding Company at a price of $10.00 per share for gross proceeds of $5,142,760. On February 8, 1995, the Bank converted from a Missouri-chartered stock savings bank to a federally chartered stock savings association, and simultaneously changed its name from "Liberty Savings Bank" to "Liberty Savings Bank, F.S.B." Following the conversion, the Bank will change its name to BankLiberty.

The Bank is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market area. It attracts deposits from the general public and use these funds to originate loans secured by real estate located in it market area. Its real estate loans include construction loans, commercial real estate loans, and loans secured by single family or multi-family properties. To a lesser extent, the Bank originates consumer loans and commercial business loans. The Bank has 1,357,876 issued and outstanding shares of common stock. Liberty Savings Mutual Holding Company currently owns 800,000 shares, and the remaining 557,876 shares are held by the public.

The Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, its primary federal regulator, and the Federal Deposit Insurance Corporation, its deposit insurer. The Bank has been a member of the Federal Home Loan Bank System since its inception and is a member of the Federal Home Loan Bank of Des Moines.

STRATEGIC DIRECTION

The Bank's mission is to operate and further expand a profitable and diversified community banking franchise. It plans to achieve this by executing its strategy of:

- expanding through de novo branching in the Kansas City metropolitan area; and
- continuing to transform its balance sheet to emphasize assets and liabilities that allow it to increase its net interest margin while reducing its exposure to risk from interest rate fluctuations.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $14.3 million, or 6.03%, from $237.6 million at September 30, 2005 to $251.9 million at December 31, 2005.

Equity has decreased $49 thousand from September 30, 2005 to December 31, 2005. The equity to assets ratio is currently 8.37%.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Asset ($ in thousands)
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Equity ($ in thousands)
$191,625
$182,350
$189,264
$213,482
$237,576
$251,907
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Dec-05
Assets
Equity

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At December 31,	At September 30,				
	2005	2005	2004	2003	2002	2001
Financial Condition Data:		$ in thousands				
Total assets	$ 251,907	$ 237,576	$ 213,482	$ 189,264	$ 182,350	$ 191,625
Cash and cash equivalents, federal funds sold, securities and stock in the FHLB of Des Moines	41,441	34,465	22,477	16,877	25,760	34,633
Mortgage-backed securities	25,675	27,189	23,107	23,961	33,932	26,759
Loans receivable, net	171,943	163,843	159,840	141,993	114,577	119,180
Deposits	192,721	181,617	152,929	136,339	125,453	116,492
Advances from the FHLB of Des Moines	33,664	30,497	37,130	30,314	34,647	51,280
Stockholders' equity	21,082	21,131	20,184	19,465	19,761	19,451
Full services offices open	5	5	4	4	4	4

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

Selected Financial Ratios and Other Data:	At or for the three months Ended December 31		At or for the Years Ended September 30,				
	2005	2004	2005	2004	2003	2002	2001
Performance Ratios:							
Return on average assets	0.53%	0.65%	0.67%	0.47%	0.37%	0.22%	0.28%
Return on average equity	6.15	7.00	7.28	4.81	3.57	2.07	2.89
Interest rate spread	3.30	3.21	3.41	3.22	2.76	2.72	2.11
Net interest margin	3.45	3.40	3.54	3.37	3.03	2.96	2.50
Noninterest expense to average assets	2.56	2.54	2.69	2.62	3.21	2.60	2.27
Efficiency ratio	68.71	66.13	68.60	68.56	82.10	77.60	79.69
Average interest-earning assets to average interest-bearing liabilities	105.18	108.40	105.48	106.54	109.31	106.31	107.60
Average equity to average assets	8.62	9.23	9.16	9.74	10.56	10.49	9.79
Dividend payout ratio	33.05	29.91	28.26	43.37	59.90	100.20	73.24
Capital Ratios:							
Tangible capital	8.67	9.02	8.99	9.42	10.32	10.59	9.99
Core capital	8.67	9.02	8.99	9.42	10.32	10.59	9.99
Tier 1 risk-based capital	11.69	11.57	12.31	12.64	14.62	16.99	16.55
Total risk-based capital	12.58	12.80	13.32	13.89	15.59	17.94	17.37
Asset Quality Ratios:							
Allowance for loan losses as a percent of total loans	0.81	1.06	0.93	1.09	0.80	0.84	0.80
Allowance for loan losses as a percent of non-performing loans	275.78	62.51	134.50	55.38	472.43	230.44	103.06
Net charge-offs to average outstanding loans during the period	0.20	0.01	0.40	0.09	(0.02)	0.65	0.53
Non-performing loans as a percent of total loans, net	0.35	1.97	0.55	0.45	-	0.16	0.63
Non-performing assets as a percent of total assets	1.40	1.74	1.20	1.97	0.15	0.72	2.35

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $8.1 million from September 30, 2005 to December 31, 2005, and as a percent of assets, the loan portfolio has decreased modestly from 68.96% to 68.26%, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART



Loans receivable, net
$ in thousands
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$119,180
$114,577
$141,993
$159,840
$163,843
$171,943
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Dec-05
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Loans receivable, net
Net loans to assets

Source: Offering Prospectus

The loan portfolio has grown. The mix has shifted from 1-4 family loans to construction loans, commercial real estate loans and multi-family loans.

FIGURE 6 - LOAN MIX AS OF DECEMBER 31, 2005 TABLE

	At December 31,		At September 30,									
	2005		2005		2004		2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Types of loan:					(Dollars in thousand)							
Real estate loans:												
Single-family 1-4 units	$ 39,783	19.62%	$ 39,435	20.71%	$ 53,098	28.71%	$ 59,123	36.28%	$ 53,378	42.19%	$ 66,660	49.98%
Multi-family 5 or more units	17,260	8.51%	15,603	8.20%	12,877	6.96%	11,027	6.77%	7,562	5.98%	3,419	2.56%
Real estate construction	85,519	42.18%	79,979	42.01%	71,875	38.86%	54,423	33.40%	30,080	23.78%	36,192	27.14%
Commercial real estate	40,219	19.84%	37,568	19.74%	30,294	16.38%	23,671	14.53%	22,175	17.53%	16,242	12.18%
Total real estate	182,781	90.15%	172,585	90.66%	168,144	90.91%	148,244	90.98%	113,195	89.48%	122,513	91.86%
Consumer loans:												
Loans secured by deposit accounts	152	0.07%	128	0.07%	167	0.09%	166	0.10%	171	0.14%	362	0.27%
Automobile loans	855	0.42%	867	0.46%	1,097	0.59%	1,316	0.81%	1,642	1.30%	1,272	0.95%
Home equity loans	11,076	5.46%	10,266	5.39%	9,764	5.28%	8,126	4.99%	6,586	5.21%	5,860	4.40%
Other	776	0.39%	1,129	0.59%	1,037	0.56%	638	0.39%	859	0.67%	640	0.48%
Total consumer loans	12,859	6.34%	12,390	6.51%	12,065	6.52%	10,246	6.29%	9,258	7.32%	8,134	6.10%
Commercial business	7,110	3.51%	5,397	2.83%	4,754	2.57%	4,457	2.73%	4,049	3.20%	2,726	2.04%
Total gross loans	202,750	100.00%	190,372	100.00%	184,963	100.00%	162,947	100.00%	126,502	100.00%	133,373	100.00%
Loans in process	(28,759)		(24,444)		(22,549)		(19,066)		(10,333)		(12,628)	
Deferred loan fees, net	(394)		(316)		(368)		(389)		(327)		(452)	
Unearned discounts, net	(7)		(7)		(182)		(202)		(198)		(42)	
Allowance for loan losses	(1,647)		(1,762)		(2,024)		(1,297)		(1,067)		(1,071)	
Total loans, net	$ 171,943		$ 163,843		$ 159,840		$ 141,993		$ 114,577		$ 119,180	

Source: Offering Prospectus

Construction loans represent 42.18% of the loan mix. The next largest categories are commercial real estate and 1-4 family real estate. The remainder of the mix is diverse.

FIGURE 7 - LOAN MIX AT DECEMBER 31, 2005



Real estate construction
42.18%
Commercial real estate
19.84%
Automobile loans
0.42%
Loans secured by deposit accounts
0.07%
Home equity loans
5.46%
Other
0.38%
Commercial business
3.51%
Single-family 1-4 units
19.62%
Multi-family 5 or more units
8.51%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio increased $2.1 million between September 30, 2005 and December 31, 2005.

FIGURE 8 - SECURITIES CHART


$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$ in thousands
$30,458
$36,381
$49,503
$51,558
Securities HTM
Securities AFS
Sep-03
Sep-04
Sep-05
Dec-05

Note: Securities designated AFS are provided at market value and securities designated HTM are provided at amortized cost.
Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio.

FIGURE 9 - INVESTMENT MIX

	At December 31, 2005 Amortized Cost	At December 31, 2005 Fair Value	At September 30, 2005 Amortized Cost	2005 Fair Value	2004 Amortized Cost	2004 Fair Value	2003 Amortized Cost	2003 Fair Value
	(In thousands)							
Securities available-for-sale:								
Federal agency obligations	$ 19,638	$ 19,393	$ 16,577	$ 16,450	$ 11,162	$ 11,170	$ 4,535	$ 4,542
State and municipal obligations	6,559	6,490	5,882	5,864	1,343	1,348	892	873
Mortgage-backed securities	26,373	25,675	27,583	27,189	22,533	22,473	22,935	22,805
Total securities available-for-sale	$ 52,570	$ 51,558	$ 50,042	$ 49,503	$ 35,038	$ 34,991	$ 28,362	$ 28,220
Securities Held-to-Maturity								
Federal agency obligations	$ -	$ -	$ -	$ -	$ 553	$ 561	$ 855	$ 864
State and municipal obligations	-	-	-	-	202	219	227	252
Mortgage-backed securities	-	-	-	-	635	651	1,156	1,190
Total securities held-to-maturity	$ -	$ -	$ -	$ -	$ 1,390	$ 1,431	$ 2,238	$ 2,306

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets has fluctuated historically. NPAs increased $688 thousand between September 30, 2005 and December 31, 2005. At December 31, 2005, nonperforming assets were $3.5 million, or 1.40% of total assets.

FIGURE 10 - ASSET QUALITY CHART


NPLs, REO and other NPAs
$ in thousands
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Nonperforming Assets
NPAs to Pd End Assets
$4,511
2.35%
$1,320
0.72%
$274
0.14%
$4,203
1.97%
$2,840
1.20%
$3,527
1.40%
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Dec-05
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
NPAs to Pd End Assets

Source: Offering Prospectus

At December 31, 2005, the Bank's nonperforming loans to total loan ratio was 0.35% and the nonperforming assets to total assets ratio was 1.40%.

FIGURE 11 - NONPERFORMING ASSETS

	At December 31,	At September 30,				
	2005	2005	2004	2003	2002	2001
		(Dollars in thousands)				
Non-accrual loans:						
Single and multi-family loans	$ 485	$ 351	$ 723	$ -	$ 22	$ 178
Real estate construction loans	-	556	-	-	-	410
Commercial non-real estate	-	-	-	-	141	155
Consumer	8	-	-	-	19	9
Total non-accrual loans	493	907	723	-	182	752
Accruing loans which are contractually past due 90 days or more - single-family loans	104	-	-	-	-	-
Total non-accrual and 90 days or more past due loans	597	907	723	-	182	752
Other impaired loans - single family 1-4 units, investment property	-	403	2,933	-	-	-
Troubled debt restructuring	-	-	-	274	281	287
Foreclosed real estate held for sale	2,930	1,530	547	-	857	3,472
Total nonperforming assets	$ 3,527	$ 2,840	$ 4,203	$ 274	$ 1,320	$ 4,511
Allowance for losses on impaired loans	$ 16	$ 199	$ 655	$ -	$ 20	$ 77
Impaired loans with no related allowance for loan losses	$ 115	$ 116	$ -	$ -	$ -	$ 110
Non-accrual and 90 days or more past due loans as a percentage of total loans, net	0.35%	0.55%	0.45%	0.00%	0.16%	0.63%
Non-accrual and 90 days or more past due loans as a percentage of total assets	0.24%	0.38%	0.34%	0.00%	0.10%	0.39%
Non-performing assets as a percentage of total assets	1.40%	1.20%	1.97%	0.15%	0.72%	2.35%

Source: Offering Prospectus

The ALLL decreased $115 thousand from September 30, 2005 to December 31, 2005. The Bank's ALLL to loans ratio decreased from 0.93% at September 30, 2005 to 0.81% at December 31, 2005.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$2,500
$2,000
$1,500
$1,000
$500
$0
ALLL
$ in thousands
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
ALLL to Loans
$1,071
$1,067
$1,297
$2,024
$1,762
$1,647
ALLL
ALLL to Loans
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Dec-05

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have increased $11.1 million from September 30, 2005 to December 31, 2005. Borrowings have trended downward since September 30, 2001. During the three month period ended December 31, 2005, borrowings increased $3.2 million.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$250,000
$200,000
$150,000
$100,000
$50,000
$0
$ in thousands
$116,492
$51,280
$125,453
$34,647
$136,339
$30,314
$152,929
$37,130
$181,617
$30,497
$192,721
$33,664
Total Deposits
Borrowed Funds
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Dec-05

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of December 31, 2005. The largest portion of the deposit mix is certificates of deposit at 61%.

FIGURE 14 - DEPOSIT MIX


Noninterest bearing checking 7%
Interest bearing checking 15%
Money market accounts 13%
Statement accounts 4%
Certificate of deposit 61%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the Bank's estimated net portfolio value at various interest rate shock scenarios.

FIGURE 15 – INTEREST RATE RISK

	Estimated Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
Change in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio	BP Change
(basis points)		(Dollars in thousands)			
+300bp	29,295	(1,549)	-5%	11.50%	(34)
+200bp	30,103	(742)	-2%	11.72%	(12)
+100bp	30,643	(201)	-1%	11.84%	-
0bp	30,844	-	-	11.84%	-
-100bp	30,621	(224)	-1%	11.69%	(15)
-200bp	29,773	(1,071)	-3%	11.31%	(53)

Source: Offering Prospectus

NET WORTH AND CAPITAL

At December 31, 2005, the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	At December 31, 2005		
		Amount ($000's)	Percentage of Assets
GAAP Capital	$	21,082	8.37%
Tier 1 (Core) Capital (to Average Assets)			
Capital Level	$	21,650	8.57%
Requirement		10,108	4.00%
Excess	$	11,542	4.57%
Tier 1 (Core) Capital (to Risk-Weighted Assets)			
Capital Level	$	21,650	11.69%
Requirement		7,407	4.00%
Excess	$	14,243	7.69%
Total Capital (to Risk-Weighted Assets)			
Capital Level	$	23,297	12.58%
Requirement		14,813	8.00%
Excess	$	8,484	4.58%

Source: Offering Prospectus

INCOME AND EXPENSE TRENDS

The Bank's net income has trended upward between the twelve months ended September 30, 2002 and September 30, 2005. The increase is predominately attributable to higher net interest income, which was a function of both higher interest income and lower interest expense. During this time frame noninterest expense rose from $4.9 million for the twelve months ended September 30, 2002 to $6.1 million for the twelve months ended September 30, 2005.

The net income for the three months ended December 31, 2005 was $30 thousand below the net income for the three months ended December 31, 2004. The decline in net income is attributable to a $170 thousand increase in noninterest expense and a $70 thousand increase in provision expense. These changes were partially offset by higher net interest income, higher noninterest income and lower income tax expense.

FIGURE 17 - NET INCOME CHART


$ in thousands
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$548
$407
$701
$963
$1,505
$355
$325
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Dec-04
Dec-05
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

The net interest spread and margin increased between the three months ended December 31, 2005 and the three months ended December 31, 2004. The increase is attributable to a higher yield on earning assets, which was partially offset by a higher cost of interest bearing liabilities. The increase in yield on earning assets was predominately a function of a higher yield on loans.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	For the Three Months Ended December 31,					
	2005			2004		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Interest-earning assets:						
Loans receivable	$ 170,083	$ 3,020	7.10%	$ 170,452	$ 2,659	6.24%
Mortgage-backed securities	26,799	260	3.88%	22,265	197	3.54%
Securities	26,157	252	3.85%	17,212	109	2.53%
Other interest-earning assets	5,977	45	3.01%	4,711	21	1.82%
Total interest-earning assets	$ 229,016	$ 3,577	6.25%	$ 214,640	$ 2,986	5.56%
Interest-bearing liabilities:						
Deposits	$ 186,327	$ 1,308	2.81%	$ 158,107	$ 838	2.12%
Federal Home Loan Bank advances	29,280	276	3.77%	38,739	314	3.24%
Securities sold under agreement to repurchase	1,665	12	2.88%	759	6	3.22%
ESOP note payable	381	7	7.35%	405	5	4.94%
Total interest-bearing liabilities	217,653	1,603	2.95%	198,010	1,163	2.35%
Net interest income before provision for loan losses		$ 1,974			$ 1,823	
Net interest-earning assets	$ 11,363			$ 16,630		
Interest rate spread			3.30%			3.21%
Net yield on average interest-earning assets			3.45%			3.40%
Ratio of average interest-earning assets to average Interest-bearing liabilities	105.18%			108.40%		

Source: Offering Prospectus

Net interest margin increased 104 basis points between the twelve month period ended September 30, 2001 and the twelve month period ended September 30, 2005.

The net interest spread and margin both increased between the three months ended December 31, 2004 and the three months ended December 31, 2005.

FIGURE 19 - SPREAD AND MARGIN CHART


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.50%
2.96%
3.03%
3.37%
3.54%
3.40%
3.45%
2.11%
2.72%
2.76%
3.22%
3.41%
3.21%
3.30%
Spread
Margin
For the Twelve Months Ended
For the Three Months Ended
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Dec-04
Dec-05

Source: Offering Prospectus

The net income for the three months ended December 31, 2005 was $30 thousand below the net income for the three months ended December 31, 2004. The decline in net income is attributable to a $170 thousand increase in noninterest expense and a $70 thousand increase in provision expense. These changes were partially offset by higher net interest income, higher noninterest income and lower income tax expense.

FIGURE 20 - INCOME STATEMENT TRENDS

	For the Three Months Ended December 31,		For the Years Ended September 30,				
	2005	2004	2005	2004	2003	2002	2001
Selected Operating Data:			$ in thousands				
Interest income	$ 3,577	$ 2,986	$ 12,816	$ 10,595	$ 10,659	$ 11,791	$ 14,202
Interest expense	1,603	1,163	5,175	4,031	5,168	6,666	9,572
Net interest income	1,974	1,823	7,641	6,564	5,491	5,125	4,630
Provision for loan losses	220	150	430	885	206	758	307
Net interest income after provision for loan losses	1,754	1,673	7,211	5,679	5,285	4,367	4,323
Noninterest income	303	285	1,200	1,118	1,783	1,130	874
Noninterest expense	1,564	1,394	6,065	5,267	5,972	4,854	4,386
Earnings before income taxes	493	564	2,346	1,530	1,096	643	811
Income taxes	168	209	841	567	395	236	263
Net earnings	$ 325	$ 355	$ 1,505	$ 963	$ 701	$ 407	$ 548
Per Share Data:							
Basic and diluted earnings per share	$ 0.24	$ 0.27	$ 1.13	$ 0.73	$ 0.53	$ 0.31	$ 0.42
Dividends per minority share	$ 0.20	$ 0.20	$ 0.80	$ 0.80	$ 0.80	$ 0.80	$ 0.80

Source: Offering Prospectus

Between 2002 and 2005 ROAA and ROAE trended upward. The increase was primarily a function of rising net interest income, which was partially offset by rising noninterest expense.

The Bank's ROAA and ROAE for the three month period ended December 31, 2005 were 0.53% and 6.15%, respectively. These profitability ratios represent a decrease from the ROAA and ROAE for the three month period ended December 31, 2004.

FIGURE 21 - PROFITABILITY TREND CHART


0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ROAA
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
ROAE
ROAA
ROAE
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Dec-04
Dec-05
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

LEGAL PROCEEDINGS

At December 31, 2005, the Bank was not party to any pending legal proceedings that management believes would have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

SUBSIDIARIES

The Bank does not have any subsidiaries.

2. Market Area Analysis

The following tables provide deposit and demographic data for the counties in which the Bank has branches.

FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR CLAY COUNTY

Market: Clay, MO Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	1,731,418	1,824,943	1,914,843	1,988,019	2,149,342	5.55
Thrift Deposits	453,301	424,820	433,151	424,057	420,169	-1.88
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	120,294	124,831	131,567	130,149	139,553	3.78
Total Deposits	2,184,719	2,249,763	2,347,994	2,412,076	2,569,511	4.14
Weighted Deposits	2,184,719	2,249,763	2,347,994	2,412,076	2,569,511	4.14

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	184,006	195,417	207,530	6.20	6.20
0-14 Age Group (%):	22	21	21	4.53	3.80
15-34 Age Group (%):	28	28	27	3.10	2.63
35-54 Age Group (%):	31	30	30	5.22	5.55
55+ Age Group (%):	19	21	22	14.18	14.32
Total Households:	72,558	78,004	83,343	7.51	6.84
$0-24K Households (%):	19	14	11	-20.40	-17.00
$25-50K Households (%):	32	28	23	-8.27	-13.12
$50K+ Households (%):	48	58	66	29.16	22.29
Average Household Income:	58,139	70,167	84,379	20.69	20.25
Median Household Income:	48,400	57,641	67,606	19.09	17.29
Per Capita Income:	23,144	28,185	34,070	21.78	20.88

Source: ESRI

Source: SNL Securities

FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR CLINTON COUNTY

Market: Clinton, MO — Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	118,606	135,508	144,672	143,228	145,741	5.29
Thrift Deposits	59,218	65,077	65,687	67,436	68,457	3.69
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	0	0	0	0	0	NA
Total Deposits	177,824	200,585	210,359	210,664	214,198	4.76
Weighted Deposits	177,824	200,585	210,359	210,664	214,198	4.76

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	18,979	20,436	21,813	7.68	6.74
0-14 Age Group (%):	22	20	20	0.24	5.89
15-34 Age Group (%):	24	24	23	7.69	3.63
35-54 Age Group (%):	30	30	29	6.71	3.56
55+ Age Group (%):	24	26	28	15.54	13.94
Total Households:	7,152	7,808	8,394	9.17	7.51
$0-24K Households (%):	27	21	17	-14.20	-13.22
$25-50K Households (%):	33	29	25	-4.33	-9.27
$50K+ Households (%):	40	50	58	35.34	26.14
Average Household Income:	49,496	60,603	73,153	22.44	20.71
Median Household Income:	41,586	49,734	58,528	19.59	17.68
Per Capita Income:	19,056	23,404	28,408	22.82	21.38

Source: ESRI

Source: SNL Securities

FIGURE 24 – DEPOSIT AND DEMOGRAPHIC DATA FOR PLATTE COUNTY

Market: Platte, MO — Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	519,704	570,597	622,828	678,034	647,617	5.66
Thrift Deposits	80,026	83,288	90,248	93,925	97,522	5.07
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	927,840	978,413	1,044,236	980,113	1,124,109	4.91
Total Deposits	599,730	653,885	713,076	771,959	745,139	5.58
Weighted Deposits	599,730	653,885	713,076	771,959	745,139	5.58

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	73,781	81,604	89,835	10.60	10.09
0-14 Age Group (%):	21	20	20	5.80	6.42
15-34 Age Group (%):	27	27	27	8.92	9.28
35-54 Age Group (%):	34	33	31	7.10	6.26
55+ Age Group (%):	18	20	22	25.40	20.93
Total Households:	29,278	32,894	36,514	12.35	11.01
$0-24K Households (%):	16	12	9	-16.99	-15.39
$25-50K Households (%):	27	22	17	-8.26	-13.63
$50K+ Households (%):	57	66	74	30.42	24.17
Average Household Income:	65,735	80,932	97,808	23.12	20.85
Median Household Income:	55,814	66,674	78,953	19.46	18.42
Per Capita Income:	26,356	32,746	39,877	24.24	21.78

Source: ESRI

Source: SNL Securities

FIGURE 25 – DEPOSIT AND DEMOGRAPHIC DATA FOR JACKSON COUNTY

Market: Jackson, MO

Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	9,555,639	9,428,741	9,611,556	9,801,686	10,182,591	1.60
Thrift Deposits	1,066,911	1,040,200	1,069,355	1,141,503	1,120,094	1.22
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	668,657	713,830	749,224	753,433	737,915	2.49
Total Deposits	10,622,550	10,468,941	10,680,911	10,943,189	11,302,685	1.56
Weighted Deposits	10,622,550	10,468,941	10,680,911	10,943,189	11,302,685	1.56

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	654,880	687,717	730,615	5.01	6.24
0-14 Age Group (%):	22	21	20	1.10	2.82
15-34 Age Group (%):	28	28	27	3.31	3.43
35-54 Age Group (%):	29	29	29	5.26	4.24
55+ Age Group (%):	21	22	24	11.02	15.65
Total Households:	266,294	281,648	300,587	5.77	6.72
$0-24K Households (%):	30	24	19	-16.58	-12.99
$25-50K Households (%):	32	29	25	-4.11	-9.25
$50K+ Households (%):	38	47	56	31.48	26.38
Average Household Income:	50,544	61,772	76,033	22.21	23.09
Median Household Income:	39,295	47,175	56,665	20.05	20.12
Per Capita Income:	20,788	25,503	31,494	22.68	23.49

Source: ESRI

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded, fully converted thrifts. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different than fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of only liquidly traded fully converted institutions.

As of the date of this appraisal, there are a total of 134 fully converted thrifts traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

To begin the screening process, FinPro selected all fully converted thrifts located in the Midwest Region or 44 of the 134 fully converted thrifts.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 2 institutions that converted after December 31, 2004 were eliminated.

Of the remaining 42, FinPro then eliminated 26 of the institutions with assets in excess of $400 million as these entities have greater financial and managerial resources and a broader branch network.

FinPro eliminated 2 unprofitable institutions and 2 institutions with an ROAE greater than 10%. Additionally, one merger target was eliminated.

This results in a total of 11 Comparables. FinPro reviewed the recent performance and news releases of these eleven companies and determined that all eleven were acceptable Comparables.

Exhibit 14 provides a list of the institutions that were eliminated by the Comparable screens.

FIGURE 26 - COMPARABLE GROUP

		Corporate				
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date
	Comparable Thrift Data					
BRBI	Blue River Bancshares, Inc.	NASDAQ	Shelbyville	IN	5	06/24/1998
FFDF	FFD Financial Corporation	NASDAQ	Dover	OH	3	04/03/1996
FBEI	First Bancorp of Indiana, Inc.	NASDAQ	Evansville	IN	8	04/07/1999
FBTC	First BancTrust Corporation	NASDAQ	Paris	IL	5	04/19/2001
FFBI	First Federal Bancshares, Inc.	NASDAQ	Colchester	IL	9	09/28/2000
FFHS	First Franklin Corporation	NASDAQ	Cincinnati	OH	8	01/26/1988
FNFI	First Niles Financial, Inc.	NASDAQ	Niles	OH	1	10/27/1998
HCFC	Home City Financial Corporation	NASDAQ	Springfield	OH	2	12/30/1996
MCBF	Monarch Community Bancorp, Inc.	NASDAQ	Coldwater	MI	6	08/30/2002
PFED	Park Bancorp, Inc.	NASDAQ	Chicago	IL	3	08/12/1996
WAYN	Wayne Savings Bancshares, Inc.	NASDAQ	Wooster	OH	11	01/09/2003
	Liberty Bancorp, Inc.		Liberty	MO	6	

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $98.5 million to $398.0 million in total assets with a median of $248.0 million. The Bank's asset size was $251.9 million as of December 31, 2005. On a pro forma basis, the Bank's assets are projected to be $274.1 million at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median ROAA of 0.55% and a median ROAE of 4.97% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of 0.03% to a high of 1.05%, while the ROAE measure ranged from a low of 0.27% to a high of 7.55%. The Bank had a ROAA of 0.64% and a ROAE of 7.07% for the twelve months ended December 31, 2005. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.67% and 3.96%, respectively.

3. Capital Level The Comparable Group had a median equity to assets ratio of 10.20% with a high of 16.64% and a low of 6.58%. At December 31, 2005, the Bank had an equity to assets ratio of 8.37%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 15.78%.

4. Balance Sheet Mix At December 31, 2005, the Bank had a net loan to asset ratio of 68.26%. The median loan to asset ratio for the Comparables was 65.83%, ranging from a low of 48.64% to a high of 86.11%. On the liability side, the Bank's deposit to asset ratio was 76.50% at December 31, 2005 while the Comparable median was 66.07%, ranging from 61.72% to 85.76%. The Bank's borrowing to asset ratio of 13.36% is below the Comparable median of 20.81%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investors' general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after December 31, 2004, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 27 - KEY FINANCIAL INDICATORS

	The Bank at or for the Twelve Months Ended 12/31/05	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	90.07	97.18
Total Net Loans to Assets	68.26	65.83
Securities to Assets	20.47	25.89
Deposits to Assets	76.50	66.07
Borrowed Funds to Assets	13.36	20.81
Balance Sheet Growth		
Asset Growth Rate	11.54	2.61
Loan Growth Rate	(2.33)	8.37
Deposit Growth Rate	15.22	0.21
Capital		
Equity to Assets	8.37	10.20
Tangible Equity to Tangible Assets	8.37	9.59
Intangible Assets to Equity	-	1.84
Regulatory Core Capital to Assets	8.67	10.30
Equity + Reserves to Assets	9.02	10.49
Asset Quality		
Non-Performing Loans to Loans	0.35	1.23
Reserves to Non-Performing Loans	275.78	119.27
Non-Performing Assets to Assets	1.40	0.96
Non-Performing Assets to Equity	16.73	9.17
Reserves to Loans	0.81	1.03
Reserves to Non-Performing Assets + 90 Days Del.	46.68	79.68
Profitability		
Return on Average Assets	0.64	0.55
Return on Average Equity	7.07	4.97
Income Statement		
Yield on Average Earning Assets	6.11	5.48
Cost of Average Interest Bearing Liabilities	2.68	NA
Net Interest Spread	3.43	NA
Net Interest Margin	3.55	3.13
Noninterest Income to Average Assets	0.53	0.40
Noninterest Expense to Average Assets	2.70	2.48
Efficiency Ratio	69.25	80.01
Overhead Ratio	64.39	73.30

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively weighed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 28 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	**Short Name**	**Total Assets ($000)**	**Loans/ Deposits (%)**	**Loans/ Assets (%)**	**Securities/ Assets (%)**	**Deposits/ Assets (%)**	**Borrowings/ Assets (%)**
	Comparable Thrift Data						
BRBI	Blue River Bancshares, Inc.	219,214	91.43	75.12	13.09	82.16	9.75
FFDF	FFD Financial Corporation	157,713	110.73	85.75	3.99	77.44	9.95
FBEI	First Bancorp of Indiana, Inc.	285,875	97.18	62.56	26.58	64.38	23.79
FBTC	First BancTrust Corporation	239,771	88.07	58.18	32.57	66.07	22.39
FFBI	First Federal Bancshares, Inc.	335,401	60.53	51.91	41.67	85.76	7.29
FFHS	First Franklin Corporation	282,272	104.82	81.99	13.02	78.22	12.46
FNFI	First Niles Financial, Inc.	98,516	78.82	48.64	45.83	61.72	20.81
HCFC	Home City Financial Corporation	149,553	130.81	86.11	5.18	65.83	24.30
MCBF	Monarch Community Bancorp, Inc.	277,068	124.92	77.89	NA	62.35	21.50
PFED	Park Bancorp, Inc.	248,035	104.47	65.83	25.20	63.02	23.11
WAYN	Wayne Savings Bancshares, Inc.	397,968	70.28	58.08	33.43	82.64	7.66
	Average	244,671	96.55	68.37	24.06	71.78	16.64
	Median	248,035	97.18	65.83	25.89	66.07	20.81
	Maximum	397,968	130.81	86.11	45.83	85.76	24.30
	Minimum	98,516	60.53	48.64	3.99	61.72	7.29
	Liberty Bancorp, Inc.	251,907	90.07	68.26	20.47	76.50	13.36
	Variance to the Comparable Median	3,872	(7.11)	2.43	(5.42)	10.43	(7.45)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $251.9 million, is approximately the same size as the Comparable Group median of $248.0 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $274.1 million.

Asset Composition - The Bank's net loans to assets ratio of 68.26% is above the Comparable Group median of 65.83%. The Bank has a lower level of securities as a percentage of assets.

Funding Mix – The Bank utilizes a lower level of wholesale borrowings. The Bank funds itself through deposits, 76.50% of assets, and borrowings, 13.36% of assets. The Comparable Group has a deposits to assets ratio of 66.07% and a borrowing to asset ratio of 20.81%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 19. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 29 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	**Short Name**	**Equity/ Assets (%)**	**Tangible Equity/ Tang Assets (%)**	**Intangible Assets/ Equity (%)**	**Core Capital/ Tangible Assets (%)**	**Equity + Reserves/ Assets (%)**
	Comparable Thrift Data					
BRBI	Blue River Bancshares, Inc.	7.61	6.11	20.91	NA	8.38
FFDF	FFD Financial Corporation	11.37	11.37	-	NA	11.84
FBEI	First Bancorp of Indiana, Inc.	10.20	9.59	6.56	9.24	10.49
FBTC	First BancTrust Corporation	10.98	10.98	-	14.03	11.98
FFBI	First Federal Bancshares, Inc.	6.58	6.14	7.06	7.22	6.86
FFHS	First Franklin Corporation	8.69	8.69	-	8.19	9.29
FNFI	First Niles Financial, Inc.	16.64	16.64	-	15.35	17.40
HCFC	Home City Financial Corporation	8.96	8.81	1.84	NA	9.88
MCBF	Monarch Community Bancorp, Inc.	14.64	11.12	27.08	NA	15.69
PFED	Park Bancorp, Inc.	12.21	12.21	-	11.35	12.89
WAYN	Wayne Savings Bancshares, Inc.	8.93	8.42	6.21	NA	9.27
	Average	10.62	10.01	6.33	10.90	11.27
	Median	10.20	9.59	1.84	10.30	10.49
	Maximum	16.64	16.64	27.08	15.35	17.40
	Minimum	6.58	6.11	-	7.22	6.86
	Liberty Bancorp, Inc.	8.37	8.37	-	8.67	9.02
	Variance to the Comparable Median	(1.83)	(1.22)	(1.84)	(1.63)	(1.47)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 10.20% is above the Bank's ratio of 8.37%. The Bank's pro forma equity to assets ratio is projected to be 15.78% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Six of the Comparables have intangible assets. The Bank does not have any intangible assets.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 30 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data						
BRBI	Blue River Bancshares, Inc.	0.74	138.70	0.77	10.16	1.03	62.61
FFDF	FFD Financial Corporation	NA	NA	NA	NA	0.56	NA
FBEI	First Bancorp of Indiana, Inc.	0.26	179.18	0.16	1.60	0.46	177.63
FBTC	First BancTrust Corporation	1.71	99.83	1.04	9.46	1.71	96.26
FFBI	First Federal Bancshares, Inc.	NA	NA	NA	NA	0.54	NA
FFHS	First Franklin Corporation	2.04	35.86	1.67	19.28	0.73	30.00
FNFI	First Niles Financial, Inc.	1.74	89.08	0.88	5.29	1.55	78.94
HCFC	Home City Financial Corporation	NA	NA	NA	NA	1.07	NA
MCBF	Monarch Community Bancorp, Inc.	0.35	383.44	1.30	8.87	1.34	80.42
PFED	Park Bancorp, Inc.	4.29	24.14	2.86	23.41	1.03	23.84
WAYN	Wayne Savings Bancshares, Inc.	0.39	149.16	0.24	2.66	0.58	140.65
	Average	1.44	137.42	1.12	10.09	0.96	86.29
	Median	1.23	119.27	0.96	9.17	1.03	79.68
	Maximum	4.29	383.44	2.86	23.41	1.71	177.63
	Minimum	0.26	24.14	0.16	1.60	0.46	23.84
	Liberty Bancorp, Inc.	0.35	275.78	1.40	16.73	0.81	46.68
	Variance to the Comparable Median	(0.88)	156.52	0.44	7.57	(0.22)	(33.00)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, at 0.35%, is below the Comparable Group median at 1.23%. The Bank had a nonperforming assets to assets ratio of 1.40%, which is above the Comparable median of 0.96%. The Bank's reserve level, 0.81% of total loans, is below the Comparable median of 1.03% of loans. The Bank's level of reserves to NPAs is below that of the Comparable Group, due to the Bank's higher level of NPAs and lower level of reserves.

Positive	Neutral	Negative
Higher Loans to Assets	Similar Asset Base	Higher NPAs
Higher Deposits to Assets		Lower ALLL to NPAs
Lower NPLs to Loans		Lower ALLL to Loans
Higher Pro Forma Capital		

The Bank's asset mix is stronger than the Comparable Group's mix. The Bank has a higher level of deposits and a lower level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has lower capital levels, but at the midpoint of the range will have higher capital levels. The Bank has a lower level of NPLs, but a higher level of NPAs. The Bank's reserve levels as a percentage of loans and as a percentage of NPAs are below the Comparable levels. Taken collectively, modest upward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets and deposits have grown faster than the Comparable Group. However, the Bank experienced loan runoff, relative to growth for the Comparable Group.

FIGURE 31 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	Short Name	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data			
BRBI	Blue River Bancshares, Inc.	2.61	8.37	2.06
FFDF	FFD Financial Corporation	13.96	12.85	12.99
FBEI	First Bancorp of Indiana, Inc.	2.86	(1.05)	(9.01)
FBTC	First BancTrust Corporation	6.72	18.66	(0.16)
FFBI	First Federal Bancshares, Inc.	6.56	27.75	6.03
FFHS	First Franklin Corporation	3.03	13.07	0.21
FNFI	First Niles Financial, Inc.	(0.72)	9.64	(1.07)
HCFC	Home City Financial Corporation	(4.27)	(1.56)	(8.16)
MCBF	Monarch Community Bancorp, Inc.	(0.02)	(4.39)	2.99
PFED	Park Bancorp, Inc.	(8.19)	(2.79)	(6.41)
WAYN	Wayne Savings Bancshares, Inc.	1.69	7.15	2.25
	Average	2.20	7.97	0.16
	Median	2.61	8.37	0.21
	Maximum	13.96	27.75	12.99
	Minimum	(8.19)	(4.39)	(9.01)
	Liberty Bancorp, Inc.	11.54	(2.33)	15.22
	Variance to the Comparable Median	8.93	(10.70)	15.01

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Asset Growth		Lower Loan Growth
Higher Deposit Growth		

A modest upward adjustment is warranted.

Earnings Quality, Predictability and Growth

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's net income has trended upward between the twelve months ended September 30, 2002 and September 30, 2005. The increase is predominately attributable to higher net interest income, which was a function of both higher interest income and lower interest expense. During this time frame noninterest expense rose from $4.9 million for the twelve months ended September 30, 2002 to $6.1 million for the twelve months ended September 30, 2005.

The net income for the three months ended December 31, 2005 was $30 thousand below the net income for the three months ended December 31, 2004. The decline in net income is attributable to a $170 thousand increase in noninterest expense and a $70 thousand increase in provision expense. These changes were partially offset by higher net interest income, higher noninterest income and lower income tax expense.

FIGURE 32 - NET INCOME CHART


$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$ in thousands
$548
$407
$701
$963
$1,505
$355
$325
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Dec-04
Dec-05
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

The Bank's ROAA and ROAE are above the Comparable Group median. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's core ROAA and core ROAE are projected to be 0.67% and 3.96%, respectively.

FIGURE 33 - PROFITABILITY DATA

Ticker	Short Name	*LTM Profitability* Return on Avg Assets (%)	*LTM Profitability* Return on Avg Equity (%)
	Comparable Thrift Data		
BRBI	Blue River Bancshares, Inc.	0.15	1.95
FFDF	FFD Financial Corporation	0.89	7.55
FBEI	First Bancorp of Indiana, Inc.	0.59	5.60
FBTC	First BancTrust Corporation	0.58	4.97
FFBI	First Federal Bancshares, Inc.	0.38	5.35
FFHS	First Franklin Corporation	0.39	4.35
FNFI	First Niles Financial, Inc.	1.05	6.42
HCFC	Home City Financial Corporation	0.55	6.41
MCBF	Monarch Community Bancorp, Inc.	0.52	3.60
PFED	Park Bancorp, Inc.	0.58	4.94
WAYN	Wayne Savings Bancshares, Inc.	0.03	0.27
	Average	0.52	4.67
	Median	0.55	4.97
	Maximum	1.05	7.55
	Minimum	0.03	0.27
	Liberty Bancorp, Inc.	0.64	7.07
	Variance to the Comparable Median	0.09	2.10

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 34 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
BRBI	Blue River Bancshares, Inc.	5.70	NA	NA	3.38	0.59	3.37	88.51	86.43
FFDF	FFD Financial Corporation	5.74	NA	NA	3.60	0.40	2.74	70.16	66.76
FBEI	First Bancorp of Indiana, Inc.	5.33	NA	NA	2.83	0.57	2.48	77.42	72.46
FBTC	First BancTrust Corporation	5.73	NA	NA	3.52	1.34	3.78	81.01	73.30
FFBI	First Federal Bancshares, Inc.	4.83	NA	NA	2.45	0.30	2.17	80.01	77.47
FFHS	First Franklin Corporation	5.33	NA	NA	2.40	0.40	2.25	84.08	81.31
FNFI	First Niles Financial, Inc.	5.00	2.63	2.36	2.77	0.04	1.81	65.77	65.26
HCFC	Home City Financial Corporation	6.16	NA	NA	3.27	0.19	2.25	67.76	65.77
MCBF	Monarch Community Bancorp, Inc.	6.22	NA	NA	3.52	1.09	3.67	87.04	82.50
PFED	Park Bancorp, Inc.	5.48	NA	NA	3.13	0.24	2.36	75.00	72.95
WAYN	Wayne Savings Bancshares, Inc.	5.16	NA	NA	3.06	0.42	2.83	85.02	82.82
	Average	5.52	2.63	2.36	3.08	0.51	2.70	78.34	75.18
	Median	5.48	2.63	2.36	3.13	0.40	2.48	80.01	73.30
	Maximum	6.22	2.63	2.36	3.60	1.34	3.78	88.51	86.43
	Minimum	4.83	2.63	2.36	2.40	0.04	1.81	65.77	65.26
	Liberty Bancorp, Inc.	6.11	2.68	3.43	3.55	0.53	2.70	69.25	64.39
	Variance to the Comparable Median	0.63	0.05	1.07	0.42	0.13	0.22	(10.77)	(8.91)

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 42 basis point advantage in net margin. Additionally, the Bank has a 13 basis point advantage in noninterest income. These differences are partially offset by a 22 basis point disadvantage in noninterest expense.

The Bank's efficiency ratio of 69.25% is below the Comparable median of 80.01%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Higher Core ROAA		Lower Pro Forma ROAE
Higher Core ROAE		Higher Noninterest Expense
Higher Net Margin		
Higher Noninterest Income		

The Bank is more profitable than the Comparables on a ROAA and ROAE basis. After the conversion, the Bank is expected to have a lower ROAE. The Bank's earnings composition is better than the Comparable Group as the Bank has a higher net margin and higher level of noninterest income, but a higher level of noninterest expense. Taken collectively, a moderate upward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 35 – MARKET AREA DATA

Institution Name	County	Bank's Deposits in the County 06/30/05 (actual)	Bank's Deposit Market Share (%)	Total Population 2005 (actual)	Population Per Branch (actual)	Population Change 2000-2005 (%)	Proj. Population Change 2005-2010 (%)	Median HH Income 2005 ($)	HH Income Change 2000-2005 (%)	Proj HH Income Change 2005-2010 (%)	Unemp. Rate Dec. 2005 (%)
Blue River Bancshares, Inc.	Shelby	101,148	21.31	43,420	3,101	(0.06)	(0.72)	48,828	11.90	10.92	5.00
Blue River Bancshares, Inc.	Fayette	68,924	1.49	275,843	2,578	5.88	5.79	49,713	24.82	24.86	4.60
Deposit Weighted Market Data			13.28		2,889	2.35	1.92	49,187	17.14	16.57	4.84
FFD Financial Corporation	Tuscarawas	112,664	10.02	92,048	2,422	1.25	0.66	40,775	14.95	15.31	5.30
Deposit Weighted Market Data			10.02		2,422	1.25	0.66	40,775	14.95	15.31	5.30
First Bancorp of Indiana, Inc.	Vanderburgh	191,278	5.62	172,943	3,034	0.59	0.95	41,299	12.19	11.67	4.90
First Bancorp of Indiana, Inc.	Warrick	5,471	1.13	55,643	3,975	6.22	5.46	54,076	10.87	12.72	4.40
Deposit Weighted Market Data			5.50		3,060	0.75	1.08	41,654	12.15	11.70	4.89
First BancTrust Corporation	Edgar	92,797	23.23	19,402	1,617	(1.53)	(0.96)	38,110	8.39	9.49	4.90
First BancTrust Corporation	Clark	56,712	19.58	16,651	1,514	(2.10)	(3.48)	39,269	9.53	9.85	5.10
First BancTrust Corporation	Champaign	42,003	1.31	190,148		5.83	5.98	42,788	12.78	13.01	3.50
Deposit Weighted Market Data			17.34		1,232	(0.08)	(0.18)	39,479	9.69	10.37	4.65
First Federal Bancshares, Inc.	McDonough	129,749	26.93	33,681	1,981	2.33	0.81	36,035	11.82	9.70	4.40
First Federal Bancshares, Inc.	Adams	83,719	5.71	67,488	1,730	(1.16)	(1.86)	38,723	11.27	10.74	3.60
First Federal Bancshares, Inc.	Marion	39,380	8.92	28,602	1,362	1.11	1.67	38,258	20.03	19.13	5.10
First Federal Bancshares, Inc.	Clark	16,563	13.52	7,406	1,234	(0.13)	0.12	35,194	19.31	17.81	5.20
First Federal Bancshares, Inc.	Lewis	15,359	8.98	10,477	1,310	(0.16)	(0.92)	35,523	15.96	15.56	4.70
Deposit Weighted Market Data			16.45		1,742	0.86	0.01	37,056	13.45	12.10	4.32
First Franklin Corporation	Hamilton	218,924	0.92	820,240	2,524	(2.96)	(2.68)	50,568	23.29	23.60	5.10
Deposit Weighted Market Data			0.92		2,524	(2.96)	(2.68)	50,568	23.29	23.60	5.10
First Niles Financial, Inc.	Trumbull	60,388	2.14	219,857	3,141	(2.34)	(2.14)	45,433	18.46	16.93	6.50
Deposit Weighted Market Data			2.14		3,141	(2.34)	(2.14)	45,433	18.46	16.93	6.50
Home City Financial Corporation	Clark	102,796	7.08	142,749	3,757	(1.38)	(0.76)	47,792	18.50	16.69	6.30
Deposit Weighted Market Data			7.08		3,757	(1.38)	(0.76)	47,792	18.50	16.69	6.30
Monarch Community Bancorp, Inc.	Branch	100,403	17.04	47,646	1,985	4.06	3.26	42,539	9.70	8.43	6.40
Monarch Community Bancorp, Inc.	Clhoun	64,785	6.58	140,105	3,417	1.54	1.66	43,041	10.36	10.06	5.90
Monarch Community Bancorp, Inc.	Hillsdale	8,161	2.29	48,556	3,468	4.36	4.80	43,771	8.53	8.76	7.00
Deposit Weighted Market Data			12.44		2,590	3.13	2.73	42,785	9.89	9.05	6.24
Park Bancorp, Inc.	Cook	92,666	0.06	5,422,805	3,568	0.86	0.88	52,562	14.40	16.40	5.70
Park Bancorp, Inc.	DuPage	69,415	0.29	948,221	2,515	4.87	4.71	77,113	14.14	14.81	4.10
Deposit Weighted Market Data			0.16		3,117	2.58	2.52	63,077	14.29	15.72	5.01
Wayne Savings Bancshares, Inc.	Wayne	204,120	14.05	114,581	2,546	2.70	2.29	48,640	17.24	14.71	4.70
Wayne Savings Bancshares, Inc.	Ashland	41,229	7.08	52,901	2,519	0.72	(0.57)	45,453	16.00	14.82	5.70
Wayne Savings Bancshares, Inc.	Stark	36,770	0.78	379,220	3,298	0.30	1.03	47,067	18.18	17.31	0.90
Wayne Savings Bancshares, Inc.	Holmes	25,186	5.01	39,392	1,876	1.15	0.51	42,493	14.93	14.76	3.60
Wayne Savings Bancshares, Inc.	Medina	20,997	0.94	166,609	2,777	10.27	9.15	65,698	18.14	18.29	4.80
Deposit Weighted Market Data			10.16		2,590	2.55	2.09	48,683	17.07	15.25	4.32
Comparable Median			10.02		2,590	0.86	0.66	45,433	14.95	15.31	5.01
Liberty Bancorp, Inc.	Clay	120,392	4.69	195,417	2,752	6.20	6.20	57,641	19.09	17.29	4.20
Liberty Bancorp, Inc.	Clinton	28,193	13.16	20,436	2,044	7.68	6.74	49,734	19.50	17.68	5.00
Liberty Bancorp, Inc.	Platte	27,448	3.68	81,604	2,092	10.60	10.09	66,674	19.46	18.42	4.00
Liberty Bancorp, Inc.	Jackson	2,549	0.02	687,717	3,582	5.01	6.24	47,175	20.05	20.12	5.80
Deposit Weighted Market Data			5.81		2,551	7.09	6.88	57,632	19.23	17.57	4.32
State of Missouri				5,852,142	2,631	4.59	4.95	54,598	20.29	19.42	4.90
National Average				298,727,898	1,628	6.15	6.26	58,384	17.98	17.36	4.90

ources: SNL Securities

Positive	Neutral	Negative
Higher Population Growth		Lower Market Share
Lower Unemployment		Lower Population Per Branch
Higher Income		
Higher Income Growth		

The Bank's market area has grown and is projected to continue to grow at a faster rate than the Comparable Group's markets. Unemployment levels are lower in the Bank's markets. Household income levels are higher in the Bank's markets and are projected to grow at a rate faster than the Comparables. However, the attractive markets have drawn a higher level of competition based on the lower population per branch and the Bank's lower market share in the markets. Based upon these factors, a moderate upward adjustment is warranted for market area.

CASH DIVIDENDS

Currently, most conversions are not establishing a dividend policy concurrent with the conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rates of return to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth in the market. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 36 - DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
BRBI	Blue River Bancshares, Inc.	-	-
FFDF	FFD Financial Corporation	2.38	41.82
FBEI	First Bancorp of Indiana, Inc.	2.71	56.60
FBTC	First BancTrust Corporation	1.95	42.86
FFBI	First Federal Bancshares, Inc.	2.53	47.52
FFHS	First Franklin Corporation	2.18	53.23
FNFI	First Niles Financial, Inc.	4.49	81.01
HCFC	Home City Financial Corporation	2.84	43.56
MCBF	Monarch Community Bancorp, Inc.	1.90	47.37
PFED	Park Bancorp, Inc.	2.15	40.91
WAYN	Wayne Savings Bancshares, Inc.	3.15	800.00
	Average	2.39	114.08
	Median	2.38	47.37
	Maximum	4.49	800.00
	Minimum	-	-
	Liberty Bancorp, Inc.	2.62	72.73
	Variance to the Comparable Median	0.24	25.36

Sources: SNL and Offering Circular Data, FinPro Computations

Ten of the eleven Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 47.37%. Currently, the Bank's dividend yield and payout ratio are above the Comparable medians.

These higher ratios can be partially attributable to the dividend waiver, which allows the Bank to pay dividends only to minority shareholders. In the offering circular, the Bank discloses that dividends will be lower than existing levels after the conversion.

The Bank, on a pro forma basis (at the mid point of the value range) will have an equity to assets ratio of 15.78%. The Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provide an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 37 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	**Short Name**	**Market Value ($)**	**Stock Price ($)**	**Price High ($)**	**Price Low ($)**	**Book Value ($)**	**Tangible Book Value ($)**
	Comparable Thrift Data						
BRBI	Blue River Bancshares, Inc.	20.70	5.90	6.00	4.96	4.76	3.76
FFDF	FFD Financial Corporation	24.10	20.19	20.75	18.02	15.04	15.04
FBEI	First Bancorp of Indiana, Inc.	34.50	22.12	22.70	20.50	18.68	17.46
FBTC	First BancTrust Corporation	29.20	12.30	12.80	11.77	11.08	11.08
FFBI	First Federal Bancshares, Inc.	23.60	19.00	20.48	18.05	19.10	17.75
FFHS	First Franklin Corporation	27.30	16.50	17.44	15.75	14.81	14.81
FNFI	First Niles Financial, Inc.	19.70	14.26	16.98	12.00	11.84	11.84
HCFC	Home City Financial Corporation	13.00	15.51	16.30	14.65	16.04	15.74
MCBF	Monarch Community Bancorp, Inc.	34.30	12.65	12.79	10.99	14.97	10.92
PFED	Park Bancorp, Inc.	37.40	33.45	33.70	28.36	28.59	28.59
WAYN	Wayne Savings Bancshares, Inc.	50.90	15.25	16.50	14.51	10.64	9.98
	Average	28.61	17.01	17.86	15.41	15.05	14.27
	Median	27.30	15.51	16.98	14.65	14.97	14.81
	Maximum	50.90	33.45	33.70	28.36	28.59	28.59
	Minimum	13.00	5.90	6.00	4.96	4.76	3.76
	Liberty Bancorp, Inc.	41.20	NA	NA	NA	NA	NA
	Variance to the Comparable Median	13.90	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $13.0 million to a high of $50.9 million with a median market capitalization of $27.3 million. The Bank expects to have $41.2 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

No adjustment for this factor appears warranted.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group.

As such, no adjustment for this factor is warranted.

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

Since 2003, second step conversions have not attracted strong subscription interest. Many of the offerings have closed below the maximum of their estimated value range and a few have utilized community and/or syndicated offerings. The aftermarket performance has not been strong.

FIGURE 38 – SECOND STEP OFFERING PRICE APPRECIATION

			Percent Change from IPO				
Ticker	Short Name	IPO Date	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
NEBS	New England Bancshares, Inc.	12/29/2005	6.60	7.00	7.00	NA	6.30
ABNJ	American Bancorp of New Jersey, Inc.	10/06/2005	1.60	-2.00	0.10	-0.20	4.50
HCBK	Hudson City Bancorp, Inc.	06/07/2005	9.60	10.70	15.50	25.50	24.90
FFNM	First Federal of Northern Michigan Bancorp, Inc.	04/04/2005	-5.10	-7.00	-16.00	-8.40	-8.00
ROME	Rome Bancorp, Inc.	03/31/2005	0.50	-2.00	-5.60	0.10	15.30
2005	**Average**		**2.64**	**1.34**	**0.20**	**4.25**	**8.60**
	Median		**1.60**	**(2.00)**	**0.10**	**(0.05)**	**6.30**
RBLG	Roebling Financial Corp, Inc.	10/01/2004	0.00	0.00	-7.00	-1.10	0.00
DSFN	DSA Financial Corporation	07/30/2004	-2.00	-5.00	-7.00	3.00	18.00
PRTR	Partners Trust Financial Group, Inc.	07/15/2004	-0.10	-0.50	-1.90	5.00	19.90
SYNF	Synergy Financial Group, Inc.	01/21/2004	9.00	8.80	7.90	-1.50	29.30
PBNY	Provident New York Bancorp	01/15/2004	15.00	13.80	15.10	9.50	18.90
2004	**Average**		**4.38**	**3.42**	**1.42**	**2.98**	**17.22**
	Median		**-**	**-**	**(1.90)**	**3.00**	**18.90**
BKMU	Bank Mutual Corporation	10/30/2003	17.80	19.40	15.40	10.00	15.00
JFBI	Jefferson Bancshares, Inc.	07/02/2003	23.90	25.00	40.00	45.00	33.80
FNFG	First Niagara Financial Group, Inc.	01/21/2003	12.70	13.40	12.60	18.20	35.60
WAYN	Wayne Savings Bancshares, Inc.	01/09/2003	12.00	12.10	11.50	21.50	52.50
SFFS	Sound Federal Bancorp, Inc.	01/07/2003	10.00	11.30	15.10	30.40	103.20
2003	**Average**		**15.28**	**16.24**	**18.92**	**25.02**	**48.02**
	Median		**12.70**	**13.40**	**15.10**	**21.50**	**35.60**
1/1/2003	**Average**		**7.43**	**7.00**	**6.85**	**11.21**	**24.61**
2/17/2006	**Median**		**9.00**	**8.80**	**7.90**	**7.25**	**18.90**

Source: SNL Securities

The subscription interest and aftermarket performance warrant a downward adjustment.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Modest Upward
Balance Sheet Growth	Modest Upward
Earnings Quality, Predictability and Growth	Moderate Upward
Market Area	Moderate Upward
Dividends	No Adjustment
Liquidity of the Issue	No Adjustment
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustments should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Downward

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, four key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 10 through13.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all Missouri public thrifts, all publicly traded thrifts and the recent (2003 to date) and historical second step conversions were assessed. The multiples for the Comparable Group, all publicly traded thrifts, and Missouri thrifts are shown in Exhibit 8.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings, a P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

EVALUATION OF THE EXCHANGE RATIO

In a second step, the appraisal must equally weigh the fairness of the value to both the existing minority shareholders, as well as new equity investors. These interests are at odds as the existing shareholders desire a higher value and thus a higher exchange ratio, while the new equity investors desire a lower value. This valuation gave equal weight to both the existing minority shareholders and the new investors.

FinPro's estimated value range was designed to provide standard conversion pricing at the low end of the estimated value range, while accounting for the exchange of the minority shareholders at the high end of the range.

The Bank's stock closed at $30.25 per share on February 17, 2006. This would equal an exchange ratio of 3.025, which is approximately the exchange ratio at the midpoint of the estimated value range. If the offering were to close with an exchange ratio below 3.025, existing shareholders could see their value diluted. However, the second step would benefit the minority shareholders in the form of increased liquidity, the addition of an exit strategy and book value accretion.

With this estimated value range, FinPro will let the market decide whether the Bank should be priced closer to standard conversions at the low end of the estimated value range or closer to the exchange value at the high end of the range.

OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the premiums and discounts defined in the section above, the Bank's aggregate pro forma market value at the midpoint is estimated to be $41,200,000. Based upon a range below and above the midpoint value, the relative values are $35,020,000 at the minimum and $47,380,000 at the maximum, respectively. At the super maximum of the estimated value range, the offering value would be $54,487,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 39 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	4,120,000	$	10	$	41,200,000
Range:					
- Minimum	3,502,000	$	10		35,020,000
- Maximum	4,738,000		10		47,380,000
- Super Maximum	5,448,700		10		54,487,000

Source: FinPro Inc. Pro Forma Model

This equates to the following multiples:

FIGURE 40 - VALUE RANGE PRICING MULTIPLES

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	20.83						
Price-Core Earnings Ratio P/E	Mid	24.39	31.39	27.20	16.25	16.25	21.49	16.00
	Max	26.32						
	Smax	29.41						
	Min	87.72%						
Price-to-Book Ratio P/B	Mid	95.24%	114.60%	117.00%	196.50%	206.50%	146.15%	131.70%
	Max	101.73%						
	Smax	107.99%						
	Min	87.72%						
Price-to-Tangible Book Ratio P/TB	Mid	95.24%	122.90%	117.00%	199.23%	210.80%	169.48%	152.55%
	Max	101.73%						
	Smax	107.99%						
	Min	12.94%						
Price-to-Assets Ratio P/A	Mid	15.03%	12.12%	12.19%	16.19%	17.31%	14.13%	13.10%
	Max	17.08%						
	Smax	19.37%						

Source: FinPro Inc. Pro Forma Model

FIGURE 41 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	22.73	24.39	95.24%	95.24%	15.03%
Comparable Group Median	21.45	27.20	117.00%	117.00%	12.19%
(Discount) Premium	5.97%	-10.33%	-18.60%	-18.60%	23.30%

Source: FinPro Calculations

Figure 41 illustrates that at the midpoint of the estimated valuation range the Bank is priced at a 10.33% discount to the Comparable median price to core earnings multiple. On a tangible book basis, the Bank is priced at a 18.60% discount.

FIGURE 42 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	27.78	29.41	107.99%	107.99%	19.37%
Comparable Group Median	21.45	27.20	117.00%	117.00%	12.19%
(Discount) Premium	29.51%	8.13%	-7.70%	-7.70%	58.90%

Source: FinPro Calculations

Figure 42 illustrates that at the super maximum of the estimated valuation range the Bank is priced at a 8.13% premium to the Comparable median price to core earnings multiple. On a tangible book basis, the Bank is priced at a 7.70% discount.

Comparison to Recent Second Step Conversion

As a secondary check FinPro reviewed the pro forma pricing multiples of the Bank relative to the other recent second step conversion pro forma pricing multiples. First Federal of Northern Michigan was the last second step conversion completed in the Midwest Region.

Figure 43 – Comparison to Recent Second Step Conversion Pricing Multiples

					Price to Pro Forma		
Ticker	Short Name	IPO Date	IPO Price ($)	Net Proceeds ($000)	EPS (x)	Book Value (%)	Tang. Book Value (%)
NEBS	New England Bancshares, Inc.	12/29/2005	10.0000	26,460	31.30	96.30	106.50
ABNJ	American Bancorp of New Jersey, Inc.	10/06/2005	10.0000	85,965	55.60	113.30	113.30
HCBK	Hudson City Bancorp, Inc.	06/07/2005	10.0000	3,337,377	19.60	122.10	122.10
FFNM	First Federal of Northern Michigan Bancorp, Inc.	04/04/2005	10.0000	14,747	133.30	89.80	94.30
ROME	Rome Bancorp, Inc.	03/31/2005	10.0000	52,660	37.00	106.30	106.30
2005	**Average**				**55.36**	**105.56**	**108.50**
	Median				**37.00**	**106.30**	**106.50**
RBLG	Roebling Financial Corp, Inc.	10/01/2004	10.0000	7,520	31.30	111.50	111.50
DSFN	DSA Financial Corporation	07/30/2004	10.0000	6,948	20.20	102.80	102.80
PRTR	Partners Trust Financial Group, Inc.	07/15/2004	10.0000	127,468	16.30	91.90	198.00
SYNF	Synergy Financial Group, Inc.	01/21/2004	10.0000	60,816	39.40	123.90	125.00
PBNY	Provident New York Bancorp	01/15/2004	10.0000	174,388	27.80	119.30	151.10
2004	**Average**				**27.00**	**109.88**	**137.68**
	Median				**27.80**	**111.50**	**125.00**
BKMU	Bank Mutual Corporation	10/30/2003	10.0000	388,160	26.30	110.60	120.50
JFBI	Jefferson Bancshares, Inc.	07/02/2003	10.0000	55,029	16.70	91.70	91.70
FNFG	First Niagara Financial Group, Inc.	01/21/2003	10.0000	366,973	17.10	102.70	124.40
WAYN	Wayne Savings Bancshares, Inc.	01/09/2003	10.0000	16,469	16.90	90.30	90.30
SFFS	Sound Federal Bancorp, Inc.	01/07/2003	10.0000	66,652	12.50	101.00	113.10
2003	**Average**				**17.90**	**99.26**	**108.00**
	Median				**16.90**	**101.00**	**113.10**
1/1/2003	**Average**				**33.42**	**104.90**	**118.06**
2/17/2006	**Median**				**26.30**	**102.80**	**113.10**
	Liberty at Minimum				**19.61**	**87.72**	**87.72**
	Liberty at Midpoint				**22.73**	**95.24**	**95.24**
	Liberty at Maximum				**25.00**	**101.73**	**101.73**
	Liberty at Supermax				**27.78**	**107.99**	**107.99**

VALUATION CONCLUSION

One of the best indicators of an institution's value is the market, specifically the stock price. Trading as an MHC under the symbol LBMT, the stock has been between $29.25 and $31.50 during the period January 1, 2006 and to February 17, 2006. The Bank's current trading price is $30.25 per share. As the price is in the range, it is indicative that the range is appropriate.

It is, therefore, our opinion that as of February 17, 2006, the estimated aggregate pro forma market value of the Bank was $41,200,000 at the midpoint of a range with a minimum of $35,020,000 to a maximum of $47,380,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value is $54,487,000. The stock will be issued at $10.00 per share. At the midpoint of the EVR, 1,689,807 shares will be exchanged based on an exchange ratio of 3.0290 and 2,430,193 conversion shares will be issued.

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	3,502,000	4,120,000	4,738,000	5,448,700
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 35,020,000	$ 41,200,000	$ 47,380,000	$ 54,487,000
Exchange Shares	1,436,308	1,689,807	1,943,250	2,234,740
Exchange Percent	41.01%	41.01%	41.01%	41.01%
Conversion Shares	2,065,692	2,430,193	2,794,750	3,213,960
Conversion Percent	58.99%	58.99%	58.99%	58.99%
Gross Proceeds	$ 20,656,920	$ 24,301,930	$ 27,947,500	$ 32,139,600
Exchange Value	$ 14,363,080	$ 16,898,070	$ 19,432,500	$ 22,347,400
Exchange Ratio	2.5746	3.0290	3.4833	4.0058

Pro forma comparisons of the Bank's value range with the Comparable Group, all public thrifts, Missouri public thrifts and second step conversions are shown in Exhibit 10.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revised the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Exhibit 1

Profile of FinPro, Inc. and the Author

FinPro, Inc. was established in 1987 as a full service management consulting firm specializing in providing advisory services to the financial institutions industry.

FinPro is a proven leader in strategic planning, market feasibility, de novo bank formation, corporate finance, M&A, asset/liability management, and regulatory consulting.

FinPro principals are frequent speakers and presenters at financial institution trade association functions and moderate over fifty board retreats each year.

FinPro closely monitors information from the regulatory agencies to stay current with upcoming policies and rules.

FinPro combines its entrepreneurial problem solving skills to maximize value, while working within the regulatory framework.

In addition, FinPro shares its industry expertise by teaching at:

- Stonier Graduate School of Banking
  - strategic planning
  - mergers and acquisitions
- Graduate School of Banking at Colorado
  - strategic planning
- Graduate School of Bank Investments and Financial Management at the University of South Carolina
  - capital markets
  - finance
- Central Bank of Russia
  - strategic planning

As the attached testimonials attest, FinPro is a relationship oriented firm that continually exceeds its customers' expectations. We serve our clients throughout their lifecycle providing institution specific advice. This is in-line with our core principle of building value together.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA
Managing Director

Exhibit 2.
Balance Sheets
December 31, 2005 (Unaudited) and September 30, 2005 and 2004

	December 31, 2005 (Unaudited)	September 30, 2005	September 30, 2004
Assets			
Cash and cash equivalents	$ 8,651,642	$ 6,481,038	$ 4,371,384
Federal funds sold	5,050,000	3,990,000	2,940,000
Total cash and cash equivalents	13,701,642	10,471,038	7,311,384
Securities available for sale, at market value (amortized cost of $26,197,756, $22,459,481 and $12,505,286, respectively)	25,882,879	22,314,521	12,518,014
Securities held to maturity, at amortized cost (market value of $0, $0 and $779,288, respectively)	—	—	755,281
Stock in Federal Home Loan Bank of Des Moines	1,856,900	1,679,200	1,892,500
Mortgage-backed securities:			
Available for sale, at market value (amortized cost of $26,372,739 $27,582,869 and $22,532,852, respectively)	25,674,742	27,188,678	22,472,674
Held to maturity, at amortized cost (market value of $0, $0 and $651,298, respectively)	—	—	634,518
Loans receivable, net of allowance for loan losses of $1,646,709, $1,762,066 and $2,024,298, respectively	171,942,666	163,842,810	159,839,649
Loans held for sale	729,228	2,084,730	1,076,887
Premises and equipment, net	6,331,953	5,932,189	4,243,323
Foreclosed real estate, net	2,930,457	1,529,586	547,453
Accrued interest receivable	1,283,374	1,087,390	844,962
Other assets, including prepaid income taxes of $35,041 in 2005	211,705	251,064	166,666
Deferred tax asset	1,361,763	1,194,486	1,178,556
Total assets	$251,907,309	$237,575,692	$213,481,867
Liabilities and Stockholders' Equity			
Deposits	$192,721,418	$181,616,654	$152,928,861
Accrued interest on deposits	223,796	222,993	108,293
Advances from FHLB	33,663,746	30,497,082	37,130,426
Securities sold under agreement to repurchase	2,555,867	1,654,751	693,954
ESOP note payable	389,602	378,602	405,194
Advances from borrowers for taxes and insurance	85,923	873,639	971,911
Other liabilities	1,060,836	1,201,275	1,039,600
Accrued income taxes	124,358	—	19,869
Total liabilities	230,825,546	216,444,996	193,298,108
Commitments and contingencies			
Stockholders' equity:			
Preferred stock, $1 par value; 1,000,000 shares authorized; shares issued and outstanding – none	—	—	—
Common stock, $1 par value; 5,000,000 shares authorized; 1,357,876, 1,357,776 and 1,354,576 shares issued and outstanding	1,357,876	1,357,776	1,354,576
Additional paid-in capital	4,122,720	4,106,988	3,987,154
Common stock acquired by ESOP	(369,310)	(378,680)	(404,878)
Common stock acquired by Incentive Plan	(39,673)	(46,672)	(74,668)
Accumulated other comprehensive earnings, net	(638,111)	(339,665)	(29,893)
Retained earnings – substantially restricted	16,648,261	16,430,949	15,351,468
Total stockholders' equity	21,081,763	21,130,696	20,183,759
Total liabilities and stockholders' equity	$251,907,309	$237,575,692	$213,481,867

See accompanying notes to financial statements.

Exhibit 3.
Statements of Earnings
Three Months Ended December 31, 2005 and 2004 (Unaudited)
and Years Ended September 30, 2005 and 2004

	Three Months Ended December 31,		Years Ended September 30,	
	2005	2004	2005	2004
	(Unaudited)			
Interest income:				
Loans receivable	$ 3,019,804	$ 2,658,527	$11,354,201	$ 9,435,276
Mortgage-backed securities	259,922	196,624	808,336	754,717
Securities - taxable	197,896	95,048	373,563	306,187
Securities – non-taxable	54,720	13,947	89,103	46,913
Other interest-earning assets	44,971	21,383	190,615	51,793
Total interest income	3,577,313	2,985,529	12,815,818	10,594,886
Interest expense:				
Deposits	1,308,172	838,286	3,978,568	2,924,452
Securities sold under agreement to repurchase	11,655	6,115	29,776	21,506
ESOP note payable	6,646	5,041	24,612	19,419
Advances from FHLB	276,271	313,212	1,142,249	1,065,441
Total interest expense	1,602,744	1,162,654	5,175,205	4,030,818
Net interest income	1,974,569	1,822,875	7,640,613	6,564,068
Provision for loan losses	220,000	150,000	430,000	884,550
Net interest income after provision for loan losses	1,754,569	1,672,875	7,210,613	5,679,518
Noninterest income:				
Loan service charges	18,722	6,756	53,251	35,971
Gain on sale of MBSs available for sale	—	—	9,711	39,956
Gain on sale of loans	56,386	44,250	193,812	216,563
Deposit account service charges	227,405	234,331	942,892	825,092
Total noninterest income	302,513	285,337	1,199,666	1,117,582
Noninterest expense:				
Compensation and benefits	882,011	762,559	3,302,387	2,945,116
Occupancy expense	115,420	95,265	433,148	292,955
Equipment and data processing expense	167,193	184,445	770,155	748,444
Operations from foreclosed real estate, net	2,352	5,932	(21,837)	(28,550)
Federal deposit insurance premiums	5,869	5,677	22,529	21,241
Professional and regulatory services	65,050	76,899	305,327	330,806
Advertising	83,755	57,443	314,449	201,209
Correspondent banking charges	57,207	54,354	215,562	201,336
Supplies	44,730	30,513	140,802	101,790
Other	140,899	121,153	582,095	452,352
Total noninterest expense	1,564,486	1,394,240	6,064,617	5,266,699
Earnings before income taxes	492,596	563,972	2,345,662	1,530,401
Income taxes:				
Current	160,000	276,000	675,000	881,000
Deferred	8,000	(67,000)	166,000	(314,000)
Total income taxes	168,000	209,000	841,000	567,000
Net earnings	$ 324,596	$ 354,972	$ 1,504,662	$ 963,401
Basic and diluted earnings per share	$ 0.24	$ 0.27	$ 1.13	$ 0.73

See accompanying notes to financial statements.

Exhibit 4.
Statements of Stockholders' Equity
Three Months Ended December 31, 2005 (Unaudited)
And Years Ended September 30, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Common Stock Acquired by ESOP	Common Stock Acquired by Incentive Plan	Retained Earnings	Accumulated Other Comprehensive Earnings, net	Total Stockholders' Equity
e at September 30, 2003	$1,351,076	3,867,613	(470,031)	—	14,805,897	(89,611)	$19,464,944
acquired by ESOP	—	—	(9,720)	—	—	—	(9,720)
issued under stock- incentive plan	3,500	80,500	—	(84,000)	—	—	—
ization of ESOP award	—	39,041	74,873	—	—	—	113,914
ization of stock award	—	—	—	9,332	—	—	9,332
lized gain on securities able for sale, net	—	—	—	—	—	59,718	59,718
lividends of $.80 per	—	—	—	—	(417,830)	—	(417,830)
et earnings	—	—	—	—	963,401	—	963,401
ice at September 30, 2004	1,354,576	3,987,154	(404,878)	(74,668)	15,351,468	(29,893)	20,183,759
s acquired by ESOP	—	—	(53,847)	—	—	—	(53,847)
s issued under stock- d incentive plan	3,200	71,075	—	—	—	—	74,275
rtization of ESOP award	—	48,759	80,045	—	—	—	128,804
rtization of stock award	—	—	—	27,996	—	—	27,996
alized loss on securities lable for sale, net	—	—	—	—	—	(309,772)	(309,772)
dividends of $.80 per e	—	—	—	—	(425,181)	—	(425,181)
et earnings	—	—	—	—	1,504,662	—	1,504,662
ce at September 30, 2005	1,357,776	4,106,988	(378,680)	(46,672)	16,430,949	(339,665)	21,130,696
s acquired by ESOP	—	—	(11,000)	—	—	—	(11,000)
s issued under stock- d incentive plan	100	2,300	—	—	—	—	2,400
ization of ESOP award	—	13,432	20,370	—	—	—	33,802
ization of stock award	—	—	—	6,999	—	—	6,999
lized loss on securities ble for sale, net	—	—	—	—	—	(298,446)	(298,446)
ividends of $.20 per share	—	—	—	—	(107,284)	—	(107,284)
earnings	—	—	—	—	324,596	—	324,596
at December 31, 2005 *Unaudited)*	$1,357,876	4,122,720	(369,310)	(39,673)	16,648,261	(638,111)	$21,081,763

See accompanying notes to financial statements.

Exhibit 5.
Statements of Cash Flows
Three Months Ended December 31, 2005 and 2004 (Unaudited)
and Years Ended September 30, 2005 and 2004

	Three Months Ended December 31,		Years Ended September 30,	
	2005	2004	2005	2004
	(Unaudited)			
sh flows from operating activities:				
Net earnings	$ 324,596	$ 354,972	$ 1,504,662	$ 963,401
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:				
Depreciation expense	101,748	97,395	405,246	371,008
ESOP expense	33,802	30,260	128,804	113,914
Incentive Plan expense	6,999	6,999	27,996	9,332
Amortization of premiums on investments, net	14,028	59,983	174,551	312,252
Amortization of unearned discount on loans and deferred loan fees, net	(93,677)	(115,108)	(428,290)	(520,482)
Provision for loan losses	220,000	150,000	430,000	884,550
Loans held for sale – originated	(4,831,811)	(4,035,670)	(21,139,599)	(17,768,658)
Loans held for sale – proceeds from sale	6,243,699	4,735,104	20,325,568	17,126,434
Gain on sale of loans	(56,386)	(44,250)	(193,812)	(216,563)
Gain on sale of MBSs available for sale	—	—	(9,711)	(39,956)
Gain on foreclosed real estate, net	(4,786)	—	(77,417)	(28,550)
Decrease (increase) in:				
Accrued interest receivable	(195,984)	(140,925)	(242,428)	(92,462)
Other assets	39,359	(197,897)	(84,398)	277,002
Deferred tax assets	8,000	(67,000)	166,000	(314,000)
Increase (decrease) in:				
Accrued interest on deposits and other liabilities	(139,636)	(114,670)	276,375	142,301
Accrued income taxes	124,358	276,000	(19,869)	19,869
Net cash provided by (used for) operating activities	1,794,309	995,193	1,243,678	1,239,392
sh flow from investing activities:				
Net change in loans receivable	(10,070,486)	(15,822,311)	(5,726,621)	(18,757,770)
Mortgage-backed securities:				
Available for sale – purchased	(653,756)	—	(13,754,551)	(14,117,357)
Available for sale – principal collections	1,845,681	1,680,053	7,306,606	6,792,238
Available for sale – proceeds	—	—	1,883,700	7,589,637
Held to maturity – principal collections	—	62,558	68,785	522,320
rities available for sale:				
rchase	(4,954,098)	—	(14,858,794)	(10,386,904)
ceeds from maturity or call	1,220,000	1,975,000	5,575,000	3,175,000
ities held to maturity:				
ceeds from maturity or call	—	—	—	325,000
hase of stock in FHLB of Des Moines	(312,200)	(332,800)	(642,000)	(664,700)
mption of stock in FHLB of Des Moines	134,500	262,000	855,300	392,800
eeds from the sale of foreclosed real estate, net	448,222	73,950	817,034	28,475
ase of premises and equipment	(501,512)	(598,766)	(2,094,112)	(495,332)
cash provided by (used for) investing activities	$(12,843,649)	$(12,700,316)	$(20,569,653)	$(25,596,593)

Continued

Exhibit 5.
Statements of Cash Flows
Three Months Ended December 31, 2005 and 2004 (Unaudited)
and Years Ended September 30, 2005 and 2004

Continued

	For the Three Months Ended December 31,		For the Years Ended September 30,	
	2005	2004	2005	2004
	(Unaudited)			
sh flows from financing activities:				
Jet increase (decrease) in deposits	$11,104,764	$14,328,051	$28,687,793	$16,590,164
ncrease (decrease) in advances from borrowers for taxes and insurance	(787,716)	(819,499)	(98,272)	(234,819)
'roceeds from advances from the FHLB	26,350,000	16,250,000	35,750,000	56,300,000
Repayment of advances from the FHLB	(23,183,336)	(17,783,336)	(42,383,344)	(49,483,344)
curities sold under agreement to repurchase:				
'roceeds	10,061,508	4,408,113	32,101,202	1,068,783
Repayments	(9,160,392)	(4,303,507)	(31,140,405)	(838,832)
epayment of ESOP note payable	—	(407)	(80,439)	(74,624)
oceeds from exercise of stock options	2,400	—	74,275	—
ash dividends	(107,284)	(106,165)	(425,181)	(417,830)
Net cash provided by (used for) financing activities	14,279,944	11,973,250	22,485,629	22,909,498
Jet increase (decrease) in cash and cash equivalents	3,230,604	268,127	3,159,654	(1,447,703)
'ash and cash equivalents at beginning of year	10,471,038	7,311,384	7,311,384	8,759,087
'ash and cash equivalents at end of year	$13,701,642	$ 7,579,511	$10,471,038	$ 7,311,384
upplemental disclosures of cash flow information:				
ash paid (received) during the year for:				
Interest on deposits	$1,307,369	$ 849,640	$3,863,868	$2,854,225
Interest on ESOP note payable	6,646	5,041	24,612	19,419
Interest on advances from FHLB of Des Moines	272,668	313,212	1,142,249	1,066,773
Interest on securities sold under agreement to repurchase	11,655	6,115	29,776	21,506
Federal income taxes	—	—	650,000	539,239
State income taxes	—	—	80,511	45,821
al estate acquired in settlement of loans	$1,844,307	$ —	$1,721,750	$ 547,378
ansfer of securities and MBSs held to maturity to available for sale	$ —	$ —	$1,308,092	$ —

See accompanying notes to financial statements.

Exhibit 6
Liberty Savings Bank, F.S.B.
Net Income Reconciliation
For the Twelve Months Ended December 31, 2005

Description		Net Income ($ in 000's)
03/31/05 SO Net Income	$	372
06/30/05 SO Net Income		432
09/30/05 SO Net Income		344
12/31/05 SO Net Income		325
Net Income for 12 Months Ended 12/31/05	$	1,473
Financial Statements:		
Net Income for 12 Months Ended 12/31/05	$	1,475
Variance (rounding)	$	2

Exhibit 7

Selected Financial Data

Ticker	Short Name	Corporate: Exchange	City	State	Number of Offices	IPO Date	Key Financial Data for the Most Recent Period End: Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Capital for the Most Recent Period End: Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data																
BRBI	Blue River Bancshares, Inc.	NASDAQ	Shelbyville	IN	5	06/24/1998	219,214	91.43	75.12	13.09	82.16	9.75	7.61	6.11	20.91	NA	8.38
FFDF	FFD Financial Corporation	NASDAQ	Dover	OH	3	04/03/1996	157,713	110.73	85.75	3.99	77.44	9.95	11.37	11.37	-	NA	11.84
FBEI	First Bancorp of Indiana, Inc.	NASDAQ	Evansville	IN	8	04/07/1999	285,875	97.18	62.56	26.58	64.38	23.79	10.20	9.59	6.56	9.24	10.49
FBTC	First BancTrust Corporation	NASDAQ	Paris	IL	5	04/19/2001	239,771	88.07	58.18	32.57	66.07	22.39	10.98	10.98	-	14.03	11.98
FFBI	First Federal Bancshares, Inc.	NASDAQ	Colchester	IL	9	09/28/2000	335,401	60.53	51.91	41.67	85.76	7.29	6.58	6.14	7.06	7.22	6.86
FFHS	First Franklin Corporation	NASDAQ	Cincinnati	OH	8	01/26/1988	282,272	104.82	81.99	13.02	78.22	12.46	8.69	8.69	-	8.19	9.29
FNFI	First Niles Financial, Inc.	NASDAQ	Niles	OH	1	10/27/1998	98,516	78.82	48.64	45.83	61.72	20.81	16.64	16.64	-	15.35	17.40
HCFC	Home City Financial Corporation	NASDAQ	Springfield	OH	2	12/30/1996	149,553	130.81	86.11	5.18	65.83	24.30	8.96	8.81	1.84	NA	9.88
MCBF	Monarch Community Bancorp, Inc.	NASDAQ	Coldwater	MI	6	08/30/2002	277,068	124.92	77.89	NA	62.35	21.50	14.64	11.12	27.08	NA	15.69
PFED	Park Bancorp, Inc.	NASDAQ	Chicago	IL	3	08/12/1996	248,035	104.47	65.83	25.20	63.02	23.11	12.21	12.21	-	11.35	12.89
WAYN	Wayne Savings Bancshares, Inc.	NASDAQ	Wooster	OH	11	01/09/2003	397,968	70.28	58.08	33.43	82.64	7.66	8.93	8.42	6.21	NA	9.27
	Average						244,671	96.55	68.37	24.06	71.78	16.64	10.62	10.01	6.33	10.90	11.27
	Median						248,035	97.18	65.83	25.89	66.07	20.81	10.20	9.59	1.84	10.30	10.49
	Maximum						397,968	130.81	86.11	45.83	85.76	24.30	16.64	16.64	27.08	15.35	17.40
	Minimum						98,516	60.53	48.64	3.99	61.72	7.29	6.58	6.11	-	7.22	6.86
	Liberty Bancorp, Inc.		Liberty	MO	6		251,907	90.07	68.26	20.47	76.50	13.36	8.37	8.37	-	8.67	9.02
	Variance to the Comparable Median						3,872	(7.11)	2.43	(5.42)	10.43	(7.45)	(1.83)	(1.22)	(1.84)	(1.63)	(1.47)

Exhibit 7

Selected Financial Data

		Asset Quality for the Most Recent Period End						LTM Profitability	
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data								
BRBI	Blue River Bancshares, Inc.	0.74	138.70	0.77	10.16	1.03	62.61	0.15	1.95
FFDF	FFD Financial Corporation	NA	NA	NA	NA	0.56	NA	0.89	7.55
FBEI	First Bancorp of Indiana, Inc.	0.26	179.18	0.16	1.60	0.46	177.63	0.59	5.60
FBTC	First BancTrust Corporation	1.71	99.83	1.04	9.46	1.71	96.26	0.58	4.97
FFBI	First Federal Bancshares, Inc.	NA	NA	NA	NA	0.54	NA	0.38	5.35
FFHS	First Franklin Corporation	2.04	35.86	1.67	19.28	0.73	30.00	0.39	4.35
FNFI	First Niles Financial, Inc.	1.74	89.08	0.88	5.29	1.55	78.94	1.05	6.42
HCFC	Home City Financial Corporation	NA	NA	NA	NA	1.07	NA	0.55	6.41
MCBF	Monarch Community Bancorp, Inc.	0.35	383.44	1.30	8.87	1.34	80.42	0.52	3.60
PFED	Park Bancorp, Inc.	4.29	24.14	2.86	23.41	1.03	23.84	0.58	4.94
WAYN	Wayne Savings Bancshares, Inc.	0.39	149.16	0.24	2.66	0.58	140.65	0.03	0.27
	Average	1.44	137.42	1.12	10.09	0.96	86.29	0.52	4.67
	Median	1.23	119.27	0.96	9.17	1.03	79.68	0.55	4.97
	Maximum	4.29	383.44	2.86	23.41	1.71	177.63	1.05	7.55
	Minimum	0.26	24.14	0.16	1.60	0.46	23.84	0.03	0.27
	Liberty Bancorp, Inc.	0.35	275.78	1.40	16.73	0.81	46.68	0.64	7.07
	Variance to the Comparable Median	(0.88)	156.52	0.44	7.57	(0.22)	(33.00)	0.09	2.10

Exhibit 7

Selected Financial Data

Ticker	Short Name	LTM Income Statement: Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Growth: Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)	Market Data: Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data																	
BRBI	Blue River Bancshares, Inc.	5.70	NA	NA	3.38	0.59	3.37	88.51	86.43	2.61	8.37	2.06	20.70	5.90	6.00	4.96	4.76	3.76
FFDF	FFD Financial Corporation	5.74	NA	NA	3.60	0.40	2.74	70.16	66.76	13.96	12.85	12.99	24.10	20.19	20.75	18.02	15.04	15.04
FBEI	First Bancorp of Indiana, Inc.	5.33	NA	NA	2.83	0.57	2.48	77.42	72.46	2.86	(1.05)	(9.01)	34.50	22.12	22.70	20.50	18.68	17.46
FBTC	First BancTrust Corporation	5.73	NA	NA	3.52	1.34	3.78	81.01	73.30	6.72	18.66	(0.16)	29.20	12.30	12.80	11.77	11.08	11.08
FFBI	First Federal Bancshares, Inc.	4.83	NA	NA	2.45	0.30	2.17	80.01	77.47	6.56	27.75	6.03	23.60	19.00	20.48	18.05	19.10	17.75
FFHS	First Franklin Corporation	5.33	NA	NA	2.40	0.40	2.25	84.08	81.31	3.03	13.07	0.21	27.30	16.50	17.44	15.75	14.81	14.81
FNFI	First Niles Financial, Inc.	5.00	2.63	2.36	2.77	0.04	1.81	65.77	65.26	(0.72)	9.64	(1.07)	19.70	14.26	16.98	12.00	11.84	11.84
HCFC	Home City Financial Corporation	6.16	NA	NA	3.27	0.19	2.25	67.76	65.77	(4.27)	(1.56)	(8.16)	13.00	15.51	16.30	14.65	16.04	15.74
MCBF	Monarch Community Bancorp, Inc.	6.22	NA	NA	3.52	1.09	3.67	87.04	82.50	(0.02)	(4.39)	2.99	34.30	12.65	12.79	10.99	14.97	10.92
PFED	Park Bancorp, Inc.	5.48	NA	NA	3.13	0.24	2.36	75.00	72.95	(8.19)	(2.79)	(6.41)	37.40	33.45	33.70	28.36	28.59	28.59
WAYN	Wayne Savings Bancshares, Inc.	5.16	NA	NA	3.06	0.42	2.83	85.02	82.82	1.69	7.15	2.25	50.90	15.25	16.50	14.51	10.64	9.98
	Average	5.52	2.63	2.36	3.08	0.51	2.70	78.34	75.18	2.20	7.97	0.16	28.61	17.01	17.86	15.41	15.05	14.27
	Median	5.48	2.63	2.36	3.13	0.40	2.48	80.01	73.30	2.61	8.37	0.21	27.30	15.51	16.98	14.65	14.97	14.81
	Maximum	6.22	2.63	2.36	3.60	1.34	3.78	88.51	86.43	13.96	27.75	12.99	50.90	33.45	33.70	28.36	28.59	28.59
	Minimum	4.83	2.63	2.36	2.40	0.04	1.81	65.77	65.26	(8.19)	(4.39)	(9.01)	13.00	5.90	6.00	4.96	4.76	3.76
	Liberty Bancorp, Inc.	6.11	2.68	3.43	3.55	0.53	2.70	69.25	64.39	11.54	(2.33)	15.22	41.20	NA	NA	NA	NA	NA
	Variance to the Comparable Median	0.63	0.05	1.07	0.42	0.13	0.22	(10.77)	(8.91)	8.93	(10.70)	15.01	13.90	NA	NA	NA	NA	NA

Exhibit 7

Selected Financial Data

Ticker	Short Name	*Dividends* Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	*Current Pricing Data as of 2/17/06* Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	*Productivity* Full Time Equivalent Employees LTM
	Comparable Thrift Data										
BRBI	Blue River Bancshares, Inc.	-	-	12.30	13.00	65.60	36.70	124.10	156.90	9.44	NA
FFDF	FFD Financial Corporation	2.38	41.82	21.00	21.00	18.40	22.10	134.30	134.30	15.26	NA
FBEI	First Bancorp of Indiana, Inc.	2.71	56.60	13.20	41.00	20.90	28.60	118.40	126.70	12.07	NA
FBTC	First BancTrust Corporation	1.95	42.86	28.00	28.50	22.00	23.70	111.00	111.00	12.19	90
FFBI	First Federal Bancshares, Inc.	2.53	47.52	39.60	38.20	18.80	22.10	99.50	107.00	6.54	NA
FFHS	First Franklin Corporation	2.18	53.23	29.50	32.50	26.60	47.60	111.40	111.40	9.68	56
FNFI	First Niles Financial, Inc.	4.49	81.01	21.00	25.80	18.10	27.20	120.40	120.40	20.04	11
HCFC	Home City Financial Corporation	2.84	43.56	16.90	16.90	15.40	21.00	96.70	98.50	8.67	NA
MCBF	Monarch Community Bancorp, Inc.	1.90	47.37	22.60	22.60	22.20	22.70	84.50	115.90	12.37	NA
PFED	Park Bancorp, Inc.	2.15	40.91	55.80	110.20	25.30	49.40	117.00	117.00	14.29	NA
WAYN	Wayne Savings Bancshares, Inc.	3.15	800.00	NM	32.30	NM	44.20	143.30	152.80	12.80	NA
	Average	2.39	114.08	25.99	34.73	25.33	31.39	114.60	122.90	12.12	52
	Median	2.38	47.37	21.80	28.50	21.45	27.20	117.00	117.00	12.19	56
	Maximum	4.49	800.00	55.80	110.20	65.60	49.40	143.30	156.90	20.04	90
	Minimum	-	-	12.30	13.00	15.40	21.00	84.50	98.50	6.54	11
	Liberty Bancorp, Inc.	2.62	72.73	NM	NM	NM	NM	NM	NM	NM	64
	Variance to the Comparable Median	0.24	25.36	NA	NA	NA	NA	NA	NA	NA	8

Exhibit 7

Selected Financial Data

		Income							
Ticker	Short Name	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data								
BRBI	Blue River Bancshares, Inc.	408	386	0.12	0.11	314	546	0.09	0.16
FFDF	FFD Financial Corporation	292	292	0.24	0.24	1,312	1,088	1.10	0.91
FBEI	First Bancorp of Indiana, Inc.	657	211	0.42	0.13	1,650	1,204	1.06	0.77
FBTC	First BancTrust Corporation	262	257	0.11	0.11	1,344	1,246	0.56	0.52
FFBI	First Federal Bancshares, Inc.	142	147	0.12	0.12	1,239	1,056	1.01	0.86
FFHS	First Franklin Corporation	248	225	0.14	0.13	1,058	603	0.62	0.35
FNFI	First Niles Financial, Inc.	223	181	0.17	0.14	1,046	694	0.79	0.52
HCFC	Home City Financial Corporation	194	194	0.23	0.23	837	613	1.01	0.74
MCBF	Monarch Community Bancorp, Inc.	311	311	0.14	0.14	1,440	1,411	0.57	0.56
PFED	Park Bancorp, Inc.	168	85	0.15	0.08	1,520	782	1.32	0.68
WAYN	Wayne Savings Bancshares, Inc.	171	404	0.05	0.12	105	1,150	0.06	0.35
	Average	280	245	0.17	0.14	1,079	945	0.74	0.58
	Median	248	225	0.14	0.13	1,239	1,056	0.79	0.56
	Maximum	657	404	0.42	0.24	1,650	1,411	1.32	0.91
	Minimum	142	85	0.05	0.08	105	546	0.06	0.16
	Liberty Bancorp, Inc.	325	325	NM	NM	1,475	1,368	NM	NM
	Variance to the Comparable Median	77	100	NA	NA	236	312	NA	NA

Exhibit 8
Industry Trading Multiples
Pricing Data as of February 17, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
ASBI	Ameriana Bancorp	12.78	40.60	63.90	63.90	19.70	20.20	113.80	115.60	9.03	5.01	98.46
ABNJ	American Bancorp of New Jersey, Inc.	10.45	148.10	52.30	45.90	69.70	59.60	114.10	114.10	28.64	1.53	73.73
ABCW	Anchor BanCorp Wisconsin Inc.	31.40	685.10	15.70	15.80	14.00	14.10	219.30	234.30	16.29	2.04	27.46
AF	Astoria Financial Corporation	28.31	2,971.60	12.40	12.40	12.50	12.50	206.50	239.30	12.46	3.39	37.17
ALFC	Atlantic Liberty Financial Corp	23.10	39.70	NM	19.00	NM	22.10	139.80	139.80	22.45	1.39	106.90
TBNC	Banc Corporation	11.42	228.20	47.60	49.70	NM	189.20	217.90	245.80	16.12	0.00	0.00
BKMU	Bank Mutual Corporation	11.50	716.70	28.80	29.80	26.70	27.90	131.70	146.90	20.90	2.43	60.47
BBX	BankAtlantic Bancorp, Inc.	13.67	763.90	NM	20.30	14.90	13.10	160.80	192.60	13.11	1.11	15.87
BFIN	BankFinancial Corporation	15.38	376.30	24.00	24.00	NA	NA	115.60	123.00	23.92	0.00	NA
BKUNA	BankUnited Financial Corporation	27.64	989.40	13.80	13.90	32.10	34.10	163.40	172.90	7.48	0.07	2.33
BFBC	Benjamin Franklin Bancorp, Inc.	13.90	118.00	21.70	21.70	NA	NA	103.20	158.90	12.87	0.86	NA
BHLB	Berkshire Hills Bancorp, Inc.	32.95	281.40	15.00	15.70	30.00	18.90	114.40	192.20	13.83	1.70	49.09
BFCF	BFC Financial Corporation	6.02	206.00	30.10	NA	16.70	NA	125.00	263.70	2.89	0.00	0.00
BRBI	Blue River Bancshares, Inc.	5.90	20.70	12.30	13.00	65.60	36.70	124.10	156.90	9.44	0.00	0.00
BOFI	BofI Holding, Inc.	7.25	60.80	22.70	22.70	18.60	18.60	95.30	95.30	8.80	0.00	0.00
BYFC	Broadway Financial Corporation	11.15	17.30	7.50	7.60	11.20	11.30	113.90	113.90	5.96	1.79	20.00
BRKL	Brookline Bancorp, Inc.	15.15	933.00	42.10	42.10	42.10	42.00	154.90	167.40	42.14	2.24	205.56
CNY	Carver Bancorp, Inc.	16.08	40.30	8.00	6.40	13.20	11.00	83.80	83.80	6.24	1.99	25.41
CEBK	Central Bancorp, Inc.	29.25	46.50	13.30	14.70	14.30	14.60	118.80	125.90	8.66	2.46	32.35
CFBK	Central Federal Corporation	7.69	34.90	NM	NM	NM	NM	100.40	100.40	10.93	4.68	NM
CITZ	CFS Bancorp, Inc.	14.64	175.80	22.90	21.90	34.90	32.80	123.40	124.60	14.14	3.28	114.29
CTZN	Citizens First Bancorp, Inc.	26.89	226.50	22.40	22.40	23.60	25.30	134.40	145.60	13.69	1.34	31.58
CSBC	Citizens South Banking Corporation	12.25	101.60	51.00	NA	27.20	26.20	120.60	NA	14.49	2.29	62.22
CFCP	Coastal Financial Corporation	13.47	262.70	15.30	15.20	15.70	15.40	264.60	264.60	16.61	1.48	21.15
CCBI	Commercial Capital Bancorp, Inc.	14.78	834.90	14.20	15.10	11.50	12.00	119.60	282.30	15.28	2.03	22.87
CFFC	Community Financial Corporation	22.25	47.00	11.40	11.40	11.50	11.90	136.50	136.50	11.21	2.16	23.20
DCOM	Dime Community Bancshares, Inc.	14.31	528.90	14.30	14.30	14.00	12.80	181.40	224.10	16.92	3.91	54.90
DSL	Downey Financial Corp.	62.90	1,752.00	10.50	10.50	8.10	8.10	145.00	145.40	10.25	0.64	5.13
ESBK	Elmira Savings Bank, FSB	25.97	31.30	9.80	20.20	11.30	13.40	137.30	139.40	9.38	3.08	33.74
ESBF	ESB Financial Corporation	11.75	155.60	NM	14.00	16.60	13.70	122.70	191.90	8.40	3.40	56.34
FDT	Federal Trust Corporation	12.22	101.40	21.80	29.50	22.60	23.20	233.20	233.20	14.06	1.31	25.93
FFDF	FFD Financial Corporation	20.19	24.10	21.00	21.00	18.40	22.10	134.30	134.30	15.26	2.38	41.82
FSBI	Fidelity Bancorp, Inc.	19.40	57.50	15.70	17.30	15.50	16.00	136.70	146.40	8.22	2.68	40.66
FFFL	Fidelity Bankshares, Inc.	31.48	790.60	23.90	23.90	24.60	24.60	277.60	299.50	19.36	1.02	25.00
FBEI	First Bancorp of Indiana, Inc.	22.12	34.50	13.20	41.00	20.90	28.60	118.40	126.70	12.07	2.71	56.60
FBSI	First Bancshares, Inc.	17.50	27.20	43.80	24.70	NM	NM	101.90	103.40	11.36	0.91	NM
FBTC	First BancTrust Corporation	12.30	29.20	28.00	28.50	22.00	23.70	111.00	111.00	12.19	1.95	42.86
FCAP	First Capital, Inc.	18.45	47.80	12.10	12.10	13.00	13.00	113.90	132.30	10.90	3.47	43.66
FCFL	First Community Bank Corporation of Ameri	19.25	64.00	19.30	24.10	22.40	28.30	251.70	256.00	21.42	0.00	0.00
FDEF	First Defiance Financial Corp.	27.00	191.30	14.10	14.00	16.10	14.40	126.70	171.30	13.10	3.56	53.57
FFSW	First Federal Banc of the Southwest, Inc.	16.38	65.20	10.80	10.80	13.80	13.80	128.90	145.70	11.87	1.71	15.97
FFBH	First Federal Bancshares of Arkansas, Inc.	23.70	119.70	16.00	16.00	15.80	15.80	153.70	153.70	14.04	2.19	33.33
FFBI	First Federal Bancshares, Inc.	19.00	23.60	39.60	38.20	18.80	22.10	99.50	107.00	6.54	2.53	47.52
FFSX	First Federal Bankshares, Inc.	21.41	73.00	18.50	21.30	25.80	27.10	106.70	146.50	12.42	1.87	48.19
FFNM	First Federal of Northern Michigan Bancorp,	9.20	28.60	19.20	13.50	NM	32.80	78.30	87.00	10.34	2.17	204.10
FFCH	First Financial Holdings, Inc.	31.32	376.90	15.70	15.70	14.80	15.10	220.40	254.50	14.67	3.07	44.34
FFHS	First Franklin Corporation	16.50	27.30	29.50	32.50	26.60	47.60	111.40	111.40	9.68	2.18	53.23
FKFS	First Keystone Financial, Inc.	19.52	39.50	21.20	21.20	NM	NM	141.70	141.70	7.67	2.25	162.96
FMSB	First Mutual Bancshares, Inc.	25.35	134.30	14.10	14.10	13.60	13.60	223.70	223.70	12.37	1.58	74.19
FNFG	First Niagara Financial Group, Inc.	13.56	1,474.00	16.10	16.10	16.10	16.00	107.20	240.10	18.27	3.24	47.62
FNFI	First Niles Financial, Inc.	14.26	19.70	21.00	25.80	18.10	27.20	120.40	120.40	20.04	4.49	81.01

Exhibit 8
Industry Trading Multiples
Pricing Data as of February 17, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FPTB	First PacTrust Bancorp, Inc.	28.96	128.00	22.60	22.60	26.80	26.80	152.30	152.30	15.92	1.93	49.07
FPFC	First Place Financial Corp.	25.02	377.70	15.30	15.30	14.80	15.10	154.10	213.90	14.38	2.24	33.14
FBNW	FirstBank NW Corp.	18.30	108.30	12.70	12.70	14.00	14.00	142.40	189.00	13.34	2.19	28.24
FED	FirstFed Financial Corp.	58.77	973.70	8.80	8.80	10.80	10.80	170.60	171.60	9.31	0.00	0.00
FBC	Flagstar Bancorp, Inc.	15.10	954.40	10.50	10.50	12.10	12.10	124.00	124.00	6.28	3.97	72.00
FFIC	Flushing Financial Corporation	16.64	323.90	13.00	11.70	12.70	12.30	183.50	187.60	13.76	2.40	30.53
FMCO	FMS Financial Corporation	17.23	112.30	19.60	NA	16.70	16.70	149.50	153.30	9.12	0.70	11.65
FBTX	Franklin Bank Corp.	17.32	404.90	22.80	23.40	15.30	15.70	121.60	NA	9.05	0.00	0.00
GDW	Golden West Financial Corporation	69.67	21,461.30	13.70	13.80	14.60	14.70	247.50	247.50	17.22	0.46	5.87
PEDE	Great Pee Dee Bancorp, Inc.	15.28	27.50	17.40	17.40	20.70	20.60	104.60	107.70	12.77	4.19	86.49
GAFC	Greater Atlantic Financial Corp.	4.65	14.10	NM	NM	NM	NM	105.30	113.40	4.16	0.00	0.00
GSLA	GS Financial Corp.	17.50	22.50	NM	15.20	NM	22.50	78.30	78.30	12.40	2.29	NM
HARB	Harbor Florida Bancshares, Inc.	38.67	930.10	19.00	19.00	19.10	19.20	281.00	284.40	30.40	2.84	43.32
HARL	Harleysville Savings Financial Corporation	17.38	68.00	16.10	16.10	14.10	14.20	141.00	141.00	8.86	3.68	50.41
HWFG	Harrington West Financial Group, Inc.	16.50	88.90	11.50	11.70	11.20	11.40	149.20	168.00	7.80	3.03	32.77
HFFC	HF Financial Corp.	18.75	67.10	13.00	NM	15.50	33.00	121.90	134.00	7.18	2.40	36.78
HIFS	Hingham Institution for Savings	39.35	82.90	13.50	13.50	13.50	13.50	171.00	171.00	13.19	2.03	33.90
HMNF	HMN Financial, Inc.	32.01	141.10	9.20	9.20	11.60	11.50	155.50	162.70	14.23	3.00	33.94
HCFC	Home City Financial Corporation	15.51	13.00	16.90	16.90	15.40	21.00	96.70	98.50	8.67	2.84	43.56
HFBC	HopFed Bancorp, Inc.	15.98	58.30	14.30	14.30	14.30	15.20	117.00	130.20	9.12	3.00	42.86
HCBK	Hudson City Bancorp, Inc.	12.49	7,355.40	24.00	24.00	26.00	26.20	132.30	132.30	24.51	2.40	58.44
ICBC	Independence Community Bank Corp.	40.83	3,361.60	18.20	17.20	15.60	15.70	147.10	325.60	17.62	2.65	41.22
IFSB	Independence Federal Savings Bank	12.00	18.60	NM	NM	NM	NA	114.90	114.90	11.65	0.00	0.00
NDE	IndyMac Bancorp Inc.	38.99	2,505.00	8.90	8.90	8.60	8.50	164.20	173.40	11.68	4.51	36.12
JFBI	Jefferson Bancshares, Inc.	13.38	91.60	30.40	30.40	29.10	29.30	118.50	118.50	30.17	1.79	58.70
KNBT	KNBT Bancorp, Inc.	16.08	459.10	21.20	25.30	22.70	26.40	121.90	186.10	14.90	1.74	36.62
LARL	Laurel Capital Group, Inc.	21.00	41.80	22.80	22.80	20.40	20.50	149.80	169.00	13.51	3.81	77.67
LEGC	Legacy Bancorp, Inc.	14.40	148.40	NA	NA	NA	NA	101.60	103.70	19.07	0.00	NA
LNCB	Lincoln Bancorp	17.25	92.90	33.20	31.50	NM	36.30	93.00	127.80	11.01	3.25	243.48
LSBX	LSB Corporation	17.60	78.60	11.90	84.10	19.10	29.40	131.10	131.10	15.06	3.18	60.87
LSBI	LSB Financial Corp.	28.01	43.40	11.70	11.70	11.90	11.90	132.30	132.30	11.59	2.43	26.90
MAFB	MAF Bancorp, Inc.	43.37	1,492.20	13.10	13.10	13.90	13.90	142.20	209.60	13.26	2.31	30.03
MASB	MASSBANK Corp.	33.62	145.50	19.60	21.10	20.30	21.20	138.20	139.70	16.19	3.21	63.86
MTXC	Matrix Bancorp, Inc.	22.90	173.10	13.00	NA	8.90	NA	152.00	152.00	7.48	0.00	0.00
MFLR	Mayflower Co-operative Bank	13.50	28.00	16.90	17.90	15.20	15.40	151.50	152.10	11.66	2.96	44.94
CASH	Meta Financial Group, Inc.	21.25	53.40	25.30	25.40	NM	NM	126.20	137.30	7.05	2.45	NM
MFBC	MFB Corp.	30.50	41.30	NM	NM	18.90	18.90	109.40	123.90	7.80	1.77	31.68
MCBF	Monarch Community Bancorp, Inc.	12.65	34.30	22.60	22.60	22.20	22.70	84.50	115.90	12.37	1.90	47.37
MFSF	MutualFirst Financial, Inc.	20.97	95.50	14.20	14.20	14.50	14.50	107.50	127.60	9.82	2.67	37.24
NASB	NASB Financial, Inc.	36.70	308.90	15.00	15.00	12.90	12.90	206.50	210.80	19.89	2.45	39.61
NTBK	NetBank, Inc.	7.43	344.70	NM	144.60	NM	NM	86.10	109.40	7.22	1.08	NM
NEBS	New England Bancshares, Inc.	10.63	56.80	53.20	NA	44.30	NA	100.30	103.60	22.47	1.13	38.88
NHTB	New Hampshire Thrift Bancshares, Inc.	15.20	64.20	10.00	10.00	11.80	11.90	137.30	185.60	9.87	3.29	38.76
NYB	New York Community Bancorp, Inc.	17.01	4,588.90	30.40	18.50	15.30	14.40	136.90	361.90	17.31	5.88	90.09
NAL	NewAlliance Bancshares, Inc.	14.46	1,642.20	30.10	28.70	28.90	28.20	120.00	188.70	23.97	1.52	43.00
NMIL	NewMil Bancorp, Inc.	30.38	124.10	14.10	15.60	14.50	14.80	234.10	276.20	14.21	2.90	39.05
FFFD	North Central Bancshares, Inc.	38.50	58.10	12.80	12.80	12.00	11.10	131.10	147.70	11.96	3.01	36.25
OCFC	OceanFirst Financial Corp.	23.64	300.20	14.80	14.80	14.80	14.80	216.30	218.30	15.12	3.38	50.00
PPBI	Pacific Premier Bancorp, Inc.	11.98	74.90	12.00	12.00	11.10	11.90	148.10	148.10	10.66	0.00	0.00
PBCI	Pamrapo Bancorp, Inc.	20.05	99.80	12.90	13.30	12.50	12.60	170.20	170.20	15.44	4.39	55.00
PFED	Park Bancorp, Inc.	33.45	37.40	55.80	110.20	25.30	49.40	117.00	117.00	14.29	2.15	40.91

Exhibit 8
Industry Trading Multiples
Pricing Data as of February 17, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
PVSA	Parkvale Financial Corporation	28.00	157.90	12.30	12.30	12.40	12.50	134.60	186.60	8.55	2.86	35.56
PRTR	Partners Trust Financial Group, Inc.	11.99	582.30	21.40	21.50	17.60	17.80	110.30	218.70	15.41	2.34	41.18
PFSB	PennFed Financial Services, Inc.	18.23	236.80	17.50	17.50	16.30	15.90	191.10	191.10	10.98	1.54	25.00
PFDC	Peoples Bancorp	20.68	68.90	17.20	17.10	17.20	17.20	106.10	110.50	13.98	3.68	46.67
PCBI	Peoples Community Bancorp, Inc.	20.37	90.10	NM	22.20	40.70	28.40	104.70	149.10	8.66	2.95	120.00
PFB	PFF Bancorp, Inc.	31.98	778.50	15.10	15.10	15.70	15.90	221.60	222.40	19.15	1.88	22.06
PFSL	Pocahontas Bancorp, Inc.	12.87	59.70	16.90	17.70	19.50	22.60	113.70	154.70	7.95	2.49	48.48
PROV	Provident Financial Holdings, Inc.	29.26	206.50	6.00	11.60	9.00	11.00	153.00	153.10	12.67	2.05	17.48
PFS	Provident Financial Services, Inc.	18.65	1,280.50	20.30	20.40	21.20	21.30	118.90	NA	21.15	1.93	38.64
PBNY	Provident New York Bancorp	11.89	511.00	24.80	24.80	23.80	23.50	130.40	230.60	19.46	1.68	38.00
PULB	Pulaski Financial Corp.	16.50	158.90	19.60	19.60	19.60	19.60	281.10	283.50	17.31	1.94	35.71
PVFC	PVF Capital Corp.	10.50	81.00	20.20	20.20	15.90	15.90	119.80	119.80	9.24	2.82	42.82
RPFG	Rainier Pacific Financial Group, Inc.	15.84	106.00	36.00	36.00	36.80	39.60	115.30	115.50	11.21	1.52	41.86
RIVR	River Valley Bancorp	18.80	29.90	20.40	13.40	14.20	13.50	129.20	129.40	9.50	4.15	58.71
RVSB	Riverview Bancorp, Inc.	25.20	146.50	13.10	13.20	15.80	16.30	161.00	229.10	19.81	2.70	41.56
ROME	Rome Bancorp, Inc.	11.53	111.60	36.00	37.90	32.00	31.70	119.40	119.40	36.14	2.60	76.00
SVBI	Severn Bancorp, Inc.	18.90	157.20	9.80	10.10	10.80	11.30	227.10	228.20	19.09	1.27	13.71
SFFS	Sound Federal Bancorp, Inc.	20.32	250.40	56.40	56.40	49.60	52.50	194.60	218.40	21.79	1.48	69.51
SSFC	South Street Financial Corp.	9.44	28.30	16.90	16.90	17.80	17.80	110.90	110.90	11.99	4.24	75.47
SZB	SouthFirst Bancshares, Inc.	11.80	8.40	NM	98.30	NM	18.80	82.00	86.60	6.15	3.39	NM
SOV	Sovereign Bancorp, Inc.	20.99	7,576.90	11.90	12.30	11.90	12.30	129.50	261.30	11.82	1.14	11.30
SYNF	Synergy Financial Group, Inc.	12.93	149.30	32.30	32.30	32.30	32.20	156.70	158.10	15.33	1.55	47.50
TSH	Teche Holding Company	40.08	90.80	14.30	15.50	17.30	18.20	147.90	158.00	13.34	2.59	32.33
THRD	TF Financial Corporation	30.00	87.00	13.60	13.60	13.70	13.70	130.00	140.40	12.31	2.53	33.33
TONE	TierOne Corporation	32.53	590.40	14.50	14.50	16.50	16.50	191.20	230.20	18.32	0.74	12.18
TSBK	Timberland Bancorp, Inc.	26.02	98.00	11.80	11.80	13.20	13.20	128.70	142.60	17.84	2.46	31.98
TRST	TrustCo Bank Corp NY	12.69	948.90	18.70	19.00	16.30	17.40	415.00	416.00	32.58	5.04	58.97
UCBC	Union Community Bancorp	27.00	52.40	NM	51.00	NM	39.30	158.20	171.80	20.12	2.22	375.00
UCFC	United Community Financial Corp.	12.56	390.10	16.50	17.10	15.70	15.90	147.40	170.40	15.43	2.87	52.50
WFSL	Washington Federal, Inc.	23.50	2,047.00	14.30	14.30	14.20	13.90	170.70	179.20	24.63	3.40	47.59
WM	Washington Mutual, Inc.	42.94	42,678.70	12.60	13.10	11.50	11.30	153.60	221.20	12.37	4.66	52.01
WSB	Washington Savings Bank, F.S.B.	8.60	63.70	11.30	11.30	9.80	10.30	111.50	111.50	12.29	0.00	0.00
WAYN	Wayne Savings Bancshares, Inc.	15.25	50.90	NM	32.30	NM	44.20	143.30	152.80	12.80	3.15	800.00
WES	Westcorp	71.52	3,744.30	14.80	NA	14.70	NA	233.70	233.70	22.02	1.79	15.84
WGBC	Willow Grove Bancorp, Inc.	16.77	249.10	15.50	14.10	25.40	18.90	123.10	260.00	15.70	2.86	72.73
WSFS	WSFS Financial Corporation	63.49	418.80	14.60	14.60	16.10	16.00	230.10	232.00	14.71	0.44	7.09
WVFC	WVS Financial Corp.	16.10	37.80	15.50	15.50	14.40	14.50	131.00	131.00	8.52	3.98	57.14
	All Fully Converted Average	21.47	944.08	19.90	22.58	19.07	21.49	146.15	169.48	14.13	2.24	53.23
	All Fully Converted Median	17.60	112.30	16.00	16.90	15.80	16.00	131.70	152.55	13.10	2.29	40.79
	All Mutual Holding Companies											
ABBC	Abington Community Bancorp, Inc. (MHC)	13.32	211.40	33.30	32.40	32.50	32.30	180.30	180.30	25.04	1.50	36.59
ACFC	Atlantic Coast Federal Corporation (MHC)	14.56	211.40	26.00	26.00	50.20	50.20	216.90	223.70	28.84	2.20	89.66
ALLB	Greater Delaware Valley Savings Bank (MH(	25.00	86.00	62.50	62.50	NM	72.50	250.90	250.90	22.45	1.44	120.00
BCSB	BCSB Bankcorp, Inc. (MHC)	12.25	72.40	NM	NM	NM	NM	177.90	189.90	8.91	4.08	714.29
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	11.10	146.80	30.80	NA	NA	NA	192.20	192.20	41.13	-	NA
CFFN	Capitol Federal Financial (MHC)	32.78	2,434.30	45.50	45.50	40.00	40.00	276.20	276.20	28.62	6.10	280.12
CHEV	Cheviot Financial Corp. (MHC)	11.74	116.50	58.70	58.70	53.40	53.40	155.70	155.70	39.91	2.04	81.82
CHFN	Charter Financial Corp. (MHC)	36.69	727.60	34.00	81.10	52.40	85.50	271.60	277.50	66.22	3.82	235.71
COBK	Colonial Bankshares, Inc. (MHC)	11.10	50.20	23.10	23.50	NA	NA	140.30	140.30	15.32	-	NA

Exhibit 8
Industry Trading Multiples
Pricing Data as of February 17, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.37	315.60	NM	NM	NM	73.00	158.70	158.70	37.68	1.93	142.86
FFCO	FedFirst Financial Corp. (MHC)	9.14	60.40	NA	75.70	NA	NA	130.60	133.70	21.40	-	NA
FFFS	First Federal Financial Services, Inc. (MHC)	16.45	64.50	34.30	34.30	31.60	31.60	172.60	172.60	46.23	2.67	78.85
GCBC	Greene County Bancorp Inc. (MHC)	14.60	60.40	28.10	28.10	23.90	23.90	178.50	178.50	20.24	3.15	73.77
GOV	Gouverneur Bancorp Inc. (MHC)	11.35	26.00	21.80	21.80	23.20	24.50	136.40	136.40	21.12	2.64	87.76
HBOS	Heritage Financial Group (MHC)	11.47	129.00	57.40	57.40	37.00	37.00	187.00	187.00	35.45	1.74	32.26
HOME	Home Federal Bancorp, Inc. (MHC)	12.79	193.80	26.70	26.70	27.20	28.80	187.80	187.80	27.85	1.56	31.91
ISBC	Investors Bancorp, Inc. (MHC)	12.22	1,420.90	NM	NA	NA	NA	160.10	160.10	27.72	-	NA
JXSB	Jacksonville Bancorp, Inc. (MHC)	13.25	26.10	36.80	36.80	32.30	32.80	130.50	152.90	10.28	2.26	73.17
KFED	K-Fed Bancorp (MHC)	12.28	176.40	30.70	30.70	33.20	33.20	191.10	200.70	23.62	2.28	64.86
KFFB	Kentucky First Federal Bancorp (MHC)	10.95	94.40	54.80	54.80	NA	NA	145.00	189.50	35.94	3.65	NA
KRNY	Kearny Financial Corp (MHC)	13.30	965.10	NM	113.10	57.80	82.60	190.60	228.20	46.78	1.50	60.87
MGYR	Magyar Bancorp, Inc. (MHC)	10.50	62.20	NA	NA	NA	NA	NA	NA	NA	-	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	10.50	79.80	37.50	37.50	40.40	40.60	156.60	157.30	22.47	1.91	65.38
NWSB	Northwest Bancorp, Inc. (MHC)	22.93	1,153.70	19.80	19.80	20.50	20.60	197.00	272.30	17.81	2.79	51.79
ONFC	Oneida Financial Corp. (MHC)	11.64	89.60	22.40	26.00	23.30	24.40	165.80	226.50	20.34	3.78	86.00
OSHC	Ocean Shore Holding Company (MHC)	11.65	102.10	32.40	32.40	32.40	32.40	168.60	168.60	18.77	-	-
PBCT	People's Bank (MHC)	31.11	4,405.20	31.10	35.60	32.10	35.90	341.90	372.60	40.30	2.83	90.72
PBHC	Pathfinder Bancorp, Inc. (MHC)	12.50	30.80	NM	NM	65.80	51.80	147.10	184.50	10.36	3.28	215.79
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MI	12.41	155.10	34.50	34.50	NA	NA	169.40	169.40	34.67	1.29	NA
PSBH	PSB Holdings, Inc. (MHC)	10.91	75.60	34.10	34.10	NA	NA	143.90	171.20	18.82	2.20	NA
RCKB	Rockville Financial, Inc. (MHC)	14.50	281.80	36.30	37.40	NA	NA	187.40	188.70	27.90	-	NA
SIFI	SI Financial Group Inc. (MHC)	11.36	142.70	40.60	41.40	37.90	38.80	177.30	177.80	21.28	1.06	40.00
UBNK	United Financial Bancorp, Inc. (MHC)	11.61	199.80	29.00	29.00	NA	NA	145.80	145.80	22.04	1.72	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	11.98	404.00	NA	NA	NA	NA	NA	NA	NA	-	NA
WFD	Westfield Financial Inc. (MHC)	24.98	243.70	34.70	34.70	39.00	39.10	201.90	201.90	29.06	2.40	148.44
	All MHC's Average	15.01	429.01	35.44	41.84	37.43	42.82	182.84	194.22	27.71	1.94	120.94
	All MHC's Median	12.25	142.70	34.00	34.60	33.20	37.00	177.30	184.50	25.04	1.93	80.34
	Missouri											
FBSI	First Bancshares, Inc.	17.50	27.20	43.80	24.70	NM	NM	101.90	103.40	11.36	0.91	NM
NASB	NASB Financial, Inc.	36.70	308.90	15.00	15.00	12.90	12.90	206.50	210.80	19.89	2.45	39.61
PULB	Pulaski Financial Corp.	16.50	158.90	19.60	19.60	19.60	19.60	281.10	283.50	17.31	1.94	35.71
	Missouri Fully Converted Average		165.00	26.13	19.77	16.25	16.25	196.50	199.23	16.19	1.77	37.66
	Missouri Fully Converted Median		158.90	19.60	19.60	16.25	16.25	206.50	210.80	17.31	1.94	37.66
	Missouri MHC's											
	None											
	Missouri MHC's Average		NM	NM	NM	NM	NM	NM	NM	NM	NM	NM
	Missouri MHC's Median		NM	NM	NM	NM	NM	NM	NM	NM	NM	NM

Exhibit 8
Industry Trading Multiples
Pricing Data as of February 17, 2006

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
BRBI	Blue River Bancshares, Inc.	5.90	20.70	12.30	13.00	65.60	36.70	124.10	156.90	9.44	0.00	0.00
FFDF	FFD Financial Corporation	20.19	24.10	21.00	21.00	18.40	22.10	134.30	134.30	15.26	2.38	41.82
FBEI	First Bancorp of Indiana, Inc.	22.12	34.50	13.20	41.00	20.90	28.60	118.40	126.70	12.07	2.71	56.60
FBTC	First BancTrust Corporation	12.30	29.20	28.00	28.50	22.00	23.70	111.00	111.00	12.19	1.95	42.86
FFBI	First Federal Bancshares, Inc.	19.00	23.60	39.60	38.20	18.80	22.10	99.50	107.00	6.54	2.53	47.52
FFHS	First Franklin Corporation	16.50	27.30	29.50	32.50	26.60	47.60	111.40	111.40	9.68	2.18	53.23
FNFI	First Niles Financial, Inc.	14.26	19.70	21.00	25.80	18.10	27.20	120.40	120.40	20.04	4.49	81.01
HCFC	Home City Financial Corporation	15.51	13.00	16.90	16.90	15.40	21.00	96.70	98.50	8.67	2.84	43.56
MCBF	Monarch Community Bancorp, Inc.	12.65	34.30	22.60	22.60	22.20	22.70	84.50	115.90	12.37	1.90	47.37
PFED	Park Bancorp, Inc.	33.45	37.40	55.80	110.20	25.30	49.40	117.00	117.00	14.29	2.15	40.91
WAYN	Wayne Savings Bancshares, Inc.	15.25	50.90	NM	32.30	NM	44.20	143.30	152.80	12.80	3.15	800.00
	Comparable Average		28.61	25.99	34.73	25.33	31.39	114.60	122.90	12.12	2.39	114.08
	Comparable Median		27.30	21.80	28.50	21.45	27.20	117.00	117.00	12.19	2.38	47.37
	All Fully Converted Average		944.08	19.90	22.58	19.07	21.49	146.15	169.48	14.13	2.244	53.23
	All Fully Converted Median		112.30	16.00	16.90	15.80	16.00	131.70	152.55	13.10	2.290	40.79
	All MHC's Average		429.01	35.44	41.84	37.43	42.82	182.84	194.22	27.71	1.938	120.94
	All MHC's Median		142.70	34.00	34.60	33.20	37.00	177.30	184.50	25.04	1.930	80.34
	Missouri Fully Converted Average		165.00	26.13	19.77	16.25	16.25	196.50	199.23	16.19	1.767	37.66
	Missouri Fully Converted Median		158.90	19.60	19.60	16.25	16.25	206.50	210.80	17.31	1.940	37.66
	Missouri MHC's Average		NM	NM	NM	NM	NM	NM	NM	NM	NM	NM
	Missouri MHC's Median		NM	NM	NM	NM	NM	NM	NM	NM	NM	NM

Exhibit 9. - Second Step Conversions - 2003 to Date
Selected Market Data
Market Data as of 2/17/06

					Price to Pro Forma			Percent Change from IPO				
Ticker	Short Name	IPO Date	IPO Price ($)	Net Proceeds ($000)	EPS (x)	Book Value (%)	Tang. Book Value (%)	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
NEBS	New England Bancshares, Inc.	12/29/2005	10.0000	26,460	31.30	96.30	106.50	6.60	7.00	7.00	NA	6.30
ABNJ	American Bancorp of New Jersey, Inc.	10/06/2005	10.0000	85,965	55.60	113.30	113.30	1.60	-2.00	0.10	-0.20	4.50
HCBK	Hudson City Bancorp, Inc.	06/07/2005	10.0000	3,337,377	19.60	122.10	122.10	9.60	10.70	15.50	25.50	24.90
FFNM	First Federal of Northern Michigan Bancorp, Inc.	04/04/2005	10.0000	14,747	133.30	89.80	94.30	-5.10	-7.00	-16.00	-8.40	-8.00
ROME	Rome Bancorp, Inc.	03/31/2005	10.0000	52,660	37.00	106.30	106.30	0.50	-2.00	-5.60	0.10	15.30
2005	**Average**				**55.36**	**105.56**	**108.50**	**2.64**	**1.34**	**0.20**	**4.25**	**8.60**
	Median				**37.00**	**106.30**	**106.50**	**1.60**	**(2.00)**	**0.10**	**(0.05)**	**6.30**
RBLG	Roebling Financial Corp, Inc.	10/01/2004	10.0000	7,520	31.30	111.50	111.50	0.00	0.00	-7.00	-1.10	0.00
DSFN	DSA Financial Corporation	07/30/2004	10.0000	6,948	20.20	102.80	102.80	-2.00	-5.00	-7.00	3.00	18.00
PRTR	Partners Trust Financial Group, Inc.	07/15/2004	10.0000	127,468	16.30	91.90	198.00	-0.10	-0.50	-1.90	5.00	19.90
SYNF	Synergy Financial Group, Inc.	01/21/2004	10.0000	60,816	39.40	123.90	125.00	9.00	8.80	7.90	-1.50	29.30
PBNY	Provident New York Bancorp	01/15/2004	10.0000	174,388	27.80	119.30	151.10	15.00	13.80	15.10	9.50	18.90
2004	**Average**				**27.00**	**109.88**	**137.68**	**4.38**	**3.42**	**1.42**	**2.98**	**17.22**
	Median				**27.80**	**111.50**	**125.00**	**-**	**-**	**(1.90)**	**3.00**	**18.90**
BKMU	Bank Mutual Corporation	10/30/2003	10.0000	388,160	26.30	110.60	120.50	17.80	19.40	15.40	10.00	15.00
JFBI	Jefferson Bancshares, Inc.	07/02/2003	10.0000	55,029	16.70	91.70	91.70	23.90	25.00	40.00	45.00	33.80
FNFG	First Niagara Financial Group, Inc.	01/21/2003	10.0000	366,973	17.10	102.70	124.40	12.70	13.40	12.60	18.20	35.60
WAYN	Wayne Savings Bancshares, Inc.	01/09/2003	10.0000	16,469	16.90	90.30	90.30	12.00	12.10	11.50	21.50	52.50
SFFS	Sound Federal Bancorp, Inc.	01/07/2003	10.0000	66,652	12.50	101.00	113.10	10.00	11.30	15.10	30.40	103.20
2003	**Average**				**17.90**	**99.26**	**108.00**	**15.28**	**16.24**	**18.92**	**25.02**	**48.02**
	Median				**16.90**	**101.00**	**113.10**	**12.70**	**13.40**	**15.10**	**21.50**	**35.60**
1/1/2003	**Average**				**33.42**	**104.90**	**118.06**	**7.43**	**7.00**	**6.85**	**11.21**	**24.61**
2/17/2006	**Median**				**26.30**	**102.80**	**113.10**	**9.00**	**8.80**	**7.90**	**7.25**	**18.90**

Liberty Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	20.83						
	Mid	24.39	31.39	27.20	16.25	16.25	21.49	16.00
	Max	26.32						
	Smax	29.41						
Price-to-Book Ratio P/B	Min	87.72%						
	Mid	95.24%	114.60%	117.00%	196.50%	206.50%	146.15%	131.70%
	Max	101.73%						
	Smax	107.99%						
Price-to-Tangible Book Ratio P/TB	Min	87.72%						
	Mid	95.24%	122.90%	117.00%	199.23%	210.80%	169.48%	152.55%
	Max	101.73%						
	Smax	107.99%						
Price-to-Assets Ratio P/A	Min	12.94%						
	Mid	15.03%	12.12%	12.19%	16.19%	17.31%	14.13%	13.10%
	Max	17.08%						
	Smax	19.37%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended December 31, 2005		$	1,475	(1)
Pre-Conversion Book Value	B			
As of December 31, 2005		$	21,082	
Pre-Conversion Assets	A			
As of December 31, 2005		$	251,907	
Return on Money	R		2.79%	(2)
Conversion Expenses		$	1,026	
	X		2.49%	(3)
Proceeds Not Invested		$	1,818	(4)
Estimated ESOP Borrowings		$	655	
ESOP Purchases	E		2.70%	(5)
Cost of ESOP Borrowings		$	131	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		5	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	1,163	(6)
MRP Purchases	M		4.79%	
MRP Expense		$	233	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		36.00%	
Percentage Sold	PCT		58.99%	
Amount to be issued to Public		$	24,302	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2005.
(2) Net Return assumes a reinvestment rate of 4.36 percent (the 1 year Treasury at December 31, 2005), and a tax rate of 36%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 5 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $41,200,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $41,200,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $41,200,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	4,120,000	$ 10	$ 41,200,000
Range:			
- Minimum	3,502,000	$ 10	35,020,000
- Maximum	4,738,000	10	47,380,000
- Super Maximum	5,448,700	10	54,487,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	3,502,000	4,120,000	4,738,000	5,448,700
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 35,020,000	$ 41,200,000	$ 47,380,000	$ 54,487,000
Exchange Shares	1,436,308	1,689,807	1,943,250	2,234,740
Exchange Percent	41.01%	41.01%	41.01%	41.01%
Conversion Shares	2,065,692	2,430,193	2,794,750	3,213,960
Conversion Percent	58.99%	58.99%	58.99%	58.99%
Gross Proceeds	$ 20,656,920	$ 24,301,930	$ 27,947,500	$ 32,139,600
Exchange Value	$ 14,363,080	$ 16,898,070	$ 19,432,500	$ 22,347,400
Exchange Ratio	2.5746	3.0290	3.4833	4.0058

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2005
(Dollars in Thousands)

Conversion Proceeds	Note	Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		3,502,000	4,120,000	4,738,000	5,448,700
Conversion Shares Offered		2,065,692	2,430,193	2,794,750	3,213,960
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 20,657	$ 24,302	$ 27,948	$ 32,140
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		20,657	24,302	27,948	32,140
Gross Proceeds		20,657	24,302	27,948	32,140
Less: Est. Conversion Expenses		991	1,026	1,062	1,103
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 19,666	$ 23,276	$ 26,886	$ 31,037
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 19,666	$ 23,276	$ 26,886	$ 31,037
Plus: Consolidation of MHC Capital		703	703	703	703
Less: ESOP Adjustment	(3)	556	655	753	866
Less: MRP Adjustment	(3)	989	1,163	1,338	1,539
Net Proceeds Reinvested		$ 18,824	$ 22,161	$ 25,498	$ 29,335
Estimated Incremental Rate of Return		2.79%	2.79%	2.79%	2.79%
Estimated Incremental Return		$ 525	$ 618	$ 711	$ 818
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	71	84	96	111
Less: Option Expense	(10)	43	50	58	66
Less: MRP Adjustment	(7)	127	149	171	197
Pro-forma Net Income		284	335	386	444
Earnings Before Conversion		1,475	1,475	1,475	1,475
Earnings Excluding Adjustment		1,759	1,810	1,861	1,919
Earnings Adjustment	(6)	(107)	(107)	(107)	(107)
Earnings After Conversion		$ 1,652	$ 1,703	$ 1,754	$ 1,812

Pro Forma Effect of Conversion Proceeds
As of December 31, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at December 31, 2005		$ 21,082	$ 21,082	$ 21,082	$ 21,082
Net Conversion Proceeds		19,666	23,276	26,886	31,037
Plus: MHC Adjustment	(7)	703	703	703	703
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(556)	(655)	(753)	(866)
Less: MRP Adjustment	(2)	(989)	(1,163)	(1,338)	(1,539)
Pro-forma Net Worth		$ 39,906	$ 43,243	$ 46,580	$ 50,417
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 39,906	$ 43,243	$ 46,580	$ 50,417
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 39,906	$ 43,243	$ 46,580	$ 50,417
Pro-forma Assets					
Total Assets at December 31, 2005		$ 251,907	$ 251,907	$ 251,907	$ 251,907
Net Conversion Proceeds		19,666	23,276	26,886	31,037
Plus: MHC Adjustment	(7)	703	703	703	703
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(556)	(655)	(753)	(866)
Less: MRP Adjustment	(2)	(989)	(1,163)	(1,338)	(1,539)
Pro-forma Assets Excluding Adjustment		270,731	274,068	277,405	281,242
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 270,731	$ 274,068	$ 277,405	$ 281,242
Stockholder's Equity Per Share					
Net Worth at December 31, 2005		$ 6.02	$ 5.12	$ 4.45	$ 3.87
Estimated Net Proceeds		5.62	5.65	5.67	5.70
Plus: MHC Adjustment		0.20	0.17	0.15	0.13
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.16)	(0.16)	(0.16)	(0.16)
Less: MRP Stock		(0.28)	(0.28)	(0.28)	(0.28)
Pro-forma Net Worth Per Share		11.40	10.50	9.83	9.26
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 11.40	$ 10.50	$ 9.83	$ 9.26

Pro Forma Effect of Conversion Proceeds
As of December 31, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.43	$ 0.36	$ 0.32	$ 0.28
Incremental return Per Share	(8)	0.15	0.15	0.15	0.15
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.01)	(0.01)	(0.01)	(0.01)
MRP Adjustment Per Share	(8)	(0.04)	(0.04)	(0.04)	(0.04)
Normalizing Adjustment Per Share		(0.03)	(0.03)	(0.02)	(0.02)
Pro Forma Earnings Per Share	(8)	$ 0.48	$ 0.41	$ 0.38	$ 0.34
Shares Utilized					
Shares Utilized		3,443,904	4,051,655	4,659,401	5,358,312
Pro-forma Ratios					
Price/EPS without Adjustment		19.61	22.73	25.00	27.78
Price/EPS with Adjustment		20.83	24.39	26.32	29.41
Price/Book Value per Share		87.72%	95.24%	101.73%	107.99%
Price/Tangible Book Value		87.72%	95.24%	101.73%	107.99%
Market Value/Assets		12.94%	15.03%	17.08%	19.37%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 5 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Gain on sale of REO tax impacted at 36%.
(7) ESOP and MRP are amortized over 5 and 5 years respectively, and tax impacted at 36%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		2,066	2,430	2,795	3,214
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 20,657	$ 24,302	$ 27,948	$ 32,140
Estimated Insider Purchases		(1,010)	(1,010)	(1,010)	(1,010)
ESOP Purchases		(556)	(655)	(753)	(866)
Proceeds to Base Fee On		$ 19,091	$ 22,637	$ 26,185	$ 30,264
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 191	$ 226	$ 262	$ 303
Advisory Fee		800	800	800	800
Total Underwriters Fee		991	1,026	1,062	1,103
All Other Expenses		-	-	-	-
Total Expense		$ 991	$ 1,026	$ 1,062	$ 1,103

Shares Calculations					
Shares Outstanding (used for BV/Sh)		3,502,000	4,120,000	4,738,000	5,448,700
Plus: Dilutive Impact of Existing Options		27,752	32,650	37,546	43,179
Less: New ESOP Adjustment		55,647	65,462	75,285	86,578
Less: Old ESOP Adjustment	(1)	54,203	63,770	73,334	84,334
Plus: New SOP 93-6 ESOP Shares	(2)	11,129	13,092	15,057	17,316
Plus: Old SOP 93-6 ESOP Shares	(2)	12,873	15,145	17,417	20,029
Shares for all EPS Calculations		3,443,904	4,051,655	4,659,401	5,358,312
Actual number of shares for EPS		3,443,904	4,051,655	4,659,401	5,358,312
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	3,502,000	4,120,000	4,738,000	5,448,700
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	3,502,000	4,120,000	4,738,000	5,448,700
Exchange Shares	1,436,308	1,689,807	1,943,250	2,234,740
Conversion Shares	2,065,692	2,430,193	2,794,750	3,213,960
Implied Exhange Ratio	2.5746	3.0290	3.4833	4.0058
Gross Proceeds	$ 20,656,920	$ 24,301,930	$ 27,947,500	$ 32,139,600
Exchange Value	$ 14,363,080	$ 16,898,070	$ 19,432,500	$ 22,347,400

MRP Dilution					
Shares Outstanding		3,502,000	4,120,000	4,738,000	5,448,700
Plus: Dilutive Impact of Existing Options		27,752	32,650	37,546	43,179
Less: New ESOP Adjustment		55,647	65,462	75,285	86,578
Less: Old ESOP Adjustment		54,203	63,770	73,334	84,334
Plus: New MRP issued	(1)	98,886	116,336	133,787	153,855
Plus: New SOP 93-6 ESOP Shares	(2)	11,129	13,092	15,057	17,316
Plus: Old SOP 93-6 ESOP Shares		12,873	15,145	17,417	20,029
	(2)				
Shares for all EPS Calculations		3,542,790	4,167,991	4,793,188	5,512,167
EPS		$ 0.47	$ 0.42	$ 0.37	$ 0.34
BV/Share		$ 11.08	$ 10.21	$ 9.56	$ 9.00
Voting Dilution		2.87%	2.87%	2.87%	2.87%

Option Dilution					
Shares Outstanding		3,502,000	4,120,000	4,738,000	5,448,700
Plus: Dilutive Impact of Existing Options		27,752	32,650	37,546	43,179
Less: New ESOP Adjustment		55,647	65,462	75,285	86,578
Less: Old ESOP Adjustment		54,203	63,770	73,334	84,334
Plus: Options	(1)	67,703	79,646	91,597	105,337
Plus: New SOP 93-6 ESOP Shares	(2)	11,129	13,092	15,057	17,316
Plus: Old SOP 93-6 ESOP Shares		12,873	15,145	17,417	20,029
	(2)				
Shares for all EPS Calculations		3,511,607	4,131,301	4,750,998	5,463,649
EPS		$ 0.47	$ 0.41	$ 0.37	$ 0.33
BV/Share		$ 11.37	$ 10.49	$ 9.83	$ 9.27
Voting Dilution		1.97%	1.97%	1.97%	1.97%

Liberty Savings Bank
Pro Forma Analysis Sheet - Three Months Ended
December 31, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	22.73						
Price-Core Earnings Ratio P/E	Mid	25.00	31.39	27.20	16.25	16.25	21.49	16.00
	Max	27.78						
	Smax	31.25						
	Min	87.72%						
Price-to-Book Ratio P/B	Mid	95.24%	114.60%	117.00%	196.50%	206.50%	146.15%	131.70%
	Max	101.73%						
	Smax	107.99%						
	Min	87.72%						
Price-to-Tangible Book Ratio P/TB	Mid	95.24%	122.90%	117.00%	199.23%	210.80%	169.48%	152.55%
	Max	101.73%						
	Smax	107.99%						
	Min	12.94%						
Price-to-Assets Ratio P/A	Mid	15.03%	12.12%	12.19%	16.19%	17.31%	14.13%	13.10%
	Max	17.08%						
	Smax	19.37%						

Valuation Parameters

Three Months Ended	Y		
Period Ended December 31, 2005		$	325 (1)
Pre-Conversion Book Value	B		
As of December 31, 2005		$	21,082
Pre-Conversion Assets	A		
As of December 31, 2005		$	251,907
Return on Money	R		2.79% (2)
Conversion Expenses		$	1,026
	X		2.49% (3)
Proceeds Not Invested		$	1,818 (4)
Estimated ESOP Borrowings		$	655
ESOP Purchases	E		2.70% (5)
Cost of ESOP Borrowings		$	131 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		5 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	1,163 (6)
MRP Purchases	M		4.79%
MRP Expense		$	233
Foundation Amount		$	- (7)
Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		36.00%
Percentage Sold	PCT		58.99%
Amount to be issued to Public		$	24,302 (9)
Earnings Multiple			3

(1) Net income for the 3 months ended December 31, 2005.
(2) Net Return assumes a reinvestment rate of 4.36 percent (the 1 year Treasury at December 31, 2005), and a tax rate of 36%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 5 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$41,200,000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$41,200,000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$41,200,000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	4,120,000	$ 10	$ 41,200,000
Range:			
- Minimum	3,502,000	$ 10	35,020,000
- Maximum	4,738,000	10	47,380,000
- Super Maximum	5,448,700	10	54,487,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	3,502,000	4,120,000	4,738,000	5,448,700
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 35,020,000	$ 41,200,000	$ 47,380,000	$ 54,487,000
Exchange Shares	1,436,308	1,689,807	1,943,250	2,234,740
Exchange Percent	41.01%	41.01%	41.01%	41.01%
Conversion Shares	2,065,692	2,430,193	2,794,750	3,213,960
Conversion Percent	58.99%	58.99%	58.99%	58.99%
Gross Proceeds	$ 20,656,920	$ 24,301,930	$ 27,947,500	$ 32,139,600
Exchange Value	$ 14,363,080	$ 16,898,070	$ 19,432,500	$ 22,347,400
Exchange Ratio	2.5746	3.0290	3.4833	4.0058

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2005
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		3,502,000	4,120,000	4,738,000	5,448,700
Conversion Shares Offered		2,065,692	2,430,193	2,794,750	3,213,960
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 20,657	$ 24,302	$ 27,948	$ 32,140
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		20,657	24,302	27,948	32,140
Gross Proceeds		20,657	24,302	27,948	32,140
Less: Est. Conversion Expenses		991	1,026	1,062	1,103
Less: Cash issued to the Foundation		-	-	-	-
Net Proceeds		$ 19,666	$ 23,276	$ 26,886	$ 31,037
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 19,666	$ 23,276	$ 26,886	$ 31,037
Plus: Consolidation of MHC Capital		703	703	703	703
Less: ESOP Adjustment	(3)	556	655	753	866
Less: MRP Adjustment	(3)	989	1,163	1,338	1,539
Net Proceeds Reinvested		$ 18,824	$ 22,161	$ 25,498	$ 29,335
Estimated Incremental Rate of Return		2.79%	2.79%	2.79%	2.79%
Estimated Incremental Return		$ 131	$ 155	$ 178	$ 205
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	18	21	24	28
Less: Option Expense	(10)	11	13	14	17
Less: MRP Adjustment	(7)	32	37	43	49
Pro Forma Net Income		70	84	97	111
Earnings Before Conversion		325	325	325	325
Earnings Excluding Adjustment		395	409	422	436
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 395	$ 409	$ 422	$ 436

Pro Forma Effect of Conversion Proceeds
As of December 31, 2005
(Dollars in Thousands)

	Note	Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at December 31, 2005		$ 21,082	$ 21,082	$ 21,082	$ 21,082
Net Conversion Proceeds		19,666	23,276	26,886	31,037
Plus: MHC Adjustment	(7)	703	703	703	703
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(556)	(655)	(753)	(866)
Less: MRP Adjustment	(2)	(989)	(1,163)	(1,338)	(1,539)
Pro Forma Net Worth		$ 39,906	$ 43,243	$ 46,580	$ 50,417
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 39,906	$ 43,243	$ 46,580	$ 50,417
Less: Intangible	(5)	-	-	-	-
Pro Forma Tangible Net Worth		$ 39,906	$ 43,243	$ 46,580	$ 50,417
Pro Forma Assets					
Total Assets at December 31, 2005		$ 251,907	$ 251,907	$ 251,907	$ 251,907
Net Conversion Proceeds		19,666	23,276	26,886	31,037
Plus: MHC Adjustment	(7)	703	703	703	703
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(556)	(655)	(753)	(866)
Less: MRP Adjustment	(2)	(989)	(1,163)	(1,338)	(1,539)
Pro Forma Assets Excluding Adjustment		270,731	274,068	277,405	281,242
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 270,731	$ 274,068	$ 277,405	$ 281,242
Stockholder's Equity Per Share					
Net Worth at December 31, 2005		$ 6.02	$ 5.12	$ 4.45	$ 3.87
Estimated Net Proceeds		5.62	5.65	5.67	5.70
Plus: MHC Adjustment		0.20	0.17	0.15	0.13
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.16)	(0.16)	(0.16)	(0.16)
Less: MRP Stock		(0.28)	(0.28)	(0.28)	(0.28)
Pro Forma Net Worth Per Share		11.40	10.50	9.83	9.26
Less: Intangible		-	-	-	-
Pro Forma Tangible Net Worth Per Share		$ 11.40	$ 10.50	$ 9.83	$ 9.26

Pro Forma Effect of Conversion Proceeds
As of December 31, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.09	$ 0.08	$ 0.07	$ 0.06
Incremental return Per Share	(8)	0.04	0.04	0.04	0.04
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	-	-	-	-
MRP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.11	$ 0.10	$ 0.09	$ 0.08
Shares Utilized					
Shares Utilized		3,422,140	4,026,052	4,629,956	5,324,450
Pro Forma Ratios					
Price/EPS without Adjustment		22.73	25.00	27.78	31.25
Price/EPS with Adjustment		22.73	25.00	27.78	31.25
Price/Book Value per Share		87.72%	95.24%	101.73%	107.99%
Price/Tangible Book Value		87.72%	95.24%	101.73%	107.99%
Market Value/Assets		12.94%	15.03%	17.08%	19.37%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 5 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 5 and 5 years respectively, and tax impacted at 36%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		2,066	2,430	2,795	3,214
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 20,657	$ 24,302	$ 27,948	$ 32,140
Estimated Insider Purchases		(1,010)	(1,010)	(1,010)	(1,010)
ESOP Purchases		(556)	(655)	(753)	(866)
Proceeds to Base Fee On		$ 19,091	$ 22,637	$ 26,185	$ 30,264
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 191	$ 226	$ 262	$ 303
Advisory Fee		800	800	800	800
Total Underwriters Fee		991	1,026	1,062	1,103
All Other Expenses		-	-	-	-
Total Expense		$ 991	$ 1,026	$ 1,062	$ 1,103
Shares Calculations					
Shares Outstanding		3,502,000	4,120,000	4,738,000	5,448,700
Plus: Dilutive Impact of Existing Options		22,028	25,916	29,803	34,274
Less: New ESOP Adjustment		55,647	65,462	75,285	86,578
Less: Old ESOP Adjustment	(1)	52,241	61,461	70,680	81,282
Plus: New SOP 93-6 ESOP Shares	(2)	2,782	3,273	3,764	4,329
Plus: Old SOP 93-6 ESOP Shares	(2)	3,218	3,786	4,354	5,007
Shares for all EPS Calculations		3,422,140	4,026,052	4,629,956	5,324,450
Actual number of shares for EPS		3,422,140	4,026,052	4,629,956	5,324,450
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	3,502,000	4,120,000	4,738,000	5,448,700
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	3,502,000	4,120,000	4,738,000	5,448,700
Exchange Shares	1,436,308	1,689,807	1,943,250	2,234,740
Conversion Shares	2,065,692	2,430,193	2,794,750	3,213,960
Implied Exhange Ratio	2.5746	3.0290	3.4833	4.0058
Gross Proceeds	$ 20,656,920	$ 24,301,930	$ 27,947,500	$ 32,139,600
Exchange Value	$ 14,363,080	$ 16,898,070	$ 19,432,500	$ 22,347,400

MRP Dilution					
Shares Outstanding		3,502,000	4,120,000	4,738,000	5,448,700
Plus: Dilutive Impact of Existing Options		22,028	25,916	29,803	34,274
Less: New ESOP Adjustment		55,647	65,462	75,285	86,578
Less: Old ESOP Adjustment		52,241	61,461	70,680	81,282
Plus: New MRP issued	(1)	98,886	116,336	133,787	153,855
Plus: New SOP 93-6 ESOP Shares	(2)	2,782	3,273	3,764	4,329
Plus: Old SOP 93-6 ESOP Shares	(2)	3,218	3,786	4,354	5,007
Shares for all EPS Calculations		3,521,026	4,142,388	4,763,743	5,478,305
EPS		$ 0.11	$ 0.10	$ 0.09	$ 0.08
BV/Share		$ 11.08	$ 10.21	$ 9.56	$ 9.00
Voting Dilution		2.89%	2.89%	2.89%	2.89%
		3.99998858%	4.0000000%	3.99999578%	3.99999633%
		7.99999554%	7.99999726%	7.99998332%	7.99999591%

Option Dilution					
Shares Outstanding		3,502,000	4,120,000	4,738,000	5,448,700
Plus: Dilutive Impact of Existing Options		22,028	25,916	29,803	34,274
Less: New ESOP Adjustment		55,647	65,462	75,285	86,578
Less: Old ESOP Adjustment		52,241	61,461	70,680	81,282
Plus: Options	(1)	67,703	79,646	91,597	105,337
Plus: New SOP 93-6 ESOP Shares	(2)	2,782	3,273	3,764	4,329
Plus: Old SOP 93-6 ESOP Shares	(2)	3,218	3,786	4,354	5,007
Shares for all EPS Calculations		3,489,843	4,105,698	4,721,553	5,429,787
EPS		$ 0.11	$ 0.10	$ 0.09	$ 0.08
BV/Share		$ 11.37	$ 10.49	$ 9.83	$ 9.27
Voting Dilution		1.98%	1.98%	1.98%	1.98%

Liberty Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	19.23						
Price-Core Earnings Ratio P/E	Mid	22.22	31.39	27.20	16.25	16.25	21.49	16.00
	Max	25.00						
	Smax	27.78						
	Min	87.64%						
Price-to-Book Ratio P/B	Mid	95.15%	114.60%	117.00%	196.50%	206.50%	146.15%	131.70%
	Max	101.63%						
	Smax	107.87%						
	Min	87.64%						
Price-to-Tangible Book Ratio P/TB	Mid	95.15%	122.90%	117.00%	199.23%	210.80%	169.48%	152.55%
	Max	101.63%						
	Smax	107.87%						
	Min	13.66%						
Price-to-Assets Ratio P/A	Mid	15.86%	12.12%	12.19%	16.19%	17.31%	14.13%	13.10%
	Max	18.01%						
	Smax	20.41%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y		
Period Ended September 30, 2005		$	1,505 (1)
Pre-Conversion Book Value	B		
As of September 30, 2005		$	21,131
Pre-Conversion Assets	A		
As of September 30, 2005		$	237,576
Return on Money	R		2.79% (2)
Conversion Expenses		$	1,026
	X		2.49% (3)
Proceeds Not Invested		$	1,818 (4)
Estimated ESOP Borrowings		$	655
ESOP Purchases	E		2.70% (5)
Cost of ESOP Borrowings		$	131 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		5 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	1,163 (6)
MRP Purchases	M		4.79%
MRP Expense		$	233
Foundation Amount		$	- (7)
Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		36.00%
Percentage Sold	PCT		58.99%
Amount to be issued to Public		$	24,302 (9)
Earnings Multiple			12

(1) Net income for the twelve months ended September 30, 2005.
(2) Net Return assumes a reinvestment rate of 4.36 percent (the 1 year Treasury at December 31, 2005), and a tax rate of 36%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 5 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $41,200,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $41,200,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $41,200,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	4,120,000	$ 10	$ 41,200,000
Range:			
- Minimum	3,502,000	$ 10	35,020,000
- Maximum	4,738,000	10	47,380,000
- Super Maximum	5,448,700	10	54,487,000

Pre Foundation

Conclusion	Appraised Value			
	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	3,502,000	4,120,000	4,738,000	5,448,700
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 35,020,000	$ 41,200,000	$ 47,380,000	$ 54,487,000
Exchange Shares	1,436,308	1,689,807	1,943,250	2,234,740
Exchange Percent	41.01%	41.01%	41.01%	41.01%
Conversion Shares	2,065,692	2,430,193	2,794,750	3,213,960
Conversion Percent	58.99%	58.99%	58.99%	58.99%
Gross Proceeds	$ 20,656,920	$ 24,301,930	$ 27,947,500	$ 32,139,600
Exchange Value	$ 14,363,080	$ 16,898,070	$ 19,432,500	$ 22,347,400
Exchange Ratio	2.5746	3.0290	3.4833	4.0058

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2005
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		3,502,000	4,120,000	4,738,000	5,448,700
Conversion Shares Offered		2,065,692	2,430,193	2,794,750	3,213,960
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 20,657	$ 24,302	$ 27,948	$ 32,140
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		20,657	24,302	27,948	32,140
Gross Proceeds		20,657	24,302	27,948	32,140
Less: Est. Conversion Expenses		991	1,026	1,062	1,103
Less: Cash issued to the Foundation		-	-	-	-
Net Proceeds		$ 19,666	$ 23,276	$ 26,886	$ 31,037
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 19,666	$ 23,276	$ 26,886	$ 31,037
Plus: Consolidation of MHC Capital		703	703	703	703
Less: ESOP Adjustment	(3)	556	655	753	866
Less: MRP Adjustment	(3)	989	1,163	1,338	1,539
Net Proceeds Reinvested		$ 18,824	$ 22,161	$ 25,498	$ 29,335
Estimated Incremental Rate of Return		2.79%	2.79%	2.79%	2.79%
Estimated Incremental Return		$ 525	$ 618	$ 711	$ 818
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	71	84	96	111
Less: Option Expense	(10)	43	50	58	66
Less: MRP Adjustment	(7)	127	149	171	197
Pro Forma Net Income		284	335	386	444
Earnings Before Conversion		1,505	1,505	1,505	1,505
Earnings Excluding Adjustment		1,789	1,840	1,891	1,949
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 1,789	$ 1,840	$ 1,891	$ 1,949

Pro Forma Effect of Conversion Proceeds
As of September 30, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at September 30, 2005		$ 21,131	$ 21,131	$ 21,131	$ 21,131
Net Conversion Proceeds		19,666	23,276	26,886	31,037
Plus: MHC Adjustment	(7)	703	703	703	703
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(556)	(655)	(753)	(866)
Less: MRP Adjustment	(2)	(989)	(1,163)	(1,338)	(1,539)
Pro Forma Net Worth		$ 39,955	$ 43,292	$ 46,629	$ 50,466
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 39,955	$ 43,292	$ 46,629	$ 50,466
Less: Intangible	(5)	-	-	-	-
Pro Forma Tangible Net Worth		$ 39,955	$ 43,292	$ 46,629	$ 50,466
Pro Forma Assets					
Total Assets at September 30, 2005		$ 237,576	$ 237,576	$ 237,576	$ 237,576
Net Conversion Proceeds		19,666	23,276	26,886	31,037
Plus: MHC Adjustment	(7)	703	703	703	703
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(556)	(655)	(753)	(866)
Less: MRP Adjustment	(2)	(989)	(1,163)	(1,338)	(1,539)
Pro Forma Assets Excluding Adjustment		256,400	259,737	263,074	266,911
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 256,400	$ 259,737	$ 263,074	$ 266,911
Stockholder's Equity Per Share					
Net Worth at September 30, 2005		$ 6.03	$ 5.13	$ 4.46	$ 3.88
Estimated Net Proceeds		5.62	5.65	5.67	5.70
Plus: MHC Adjustment		0.20	0.17	0.15	0.13
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.16)	(0.16)	(0.16)	(0.16)
Less: MRP Stock		(0.28)	(0.28)	(0.28)	(0.28)
Pro Forma Net Worth Per Share		11.41	10.51	9.84	9.27
Less: Intangible		-	-	-	-
Pro Forma Tangible Net Worth Per Share		$ 11.41	$ 10.51	$ 9.84	$ 9.27

Pro Forma Effect of Conversion Proceeds
As of September 30, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.44	$ 0.37	$ 0.32	$ 0.28
Incremental return Per Share	(8)	0.15	0.15	0.15	0.15
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.01)	(0.01)	(0.01)	(0.01)
MRP Adjustment Per Share	(8)	(0.04)	(0.04)	(0.04)	(0.04)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.52	$ 0.45	$ 0.40	$ 0.36
Shares Utilized					
Shares Utilized		3,428,976	4,034,092	4,639,205	5,335,086
Pro Forma Ratios					
Price/EPS without Adjustment		19.23	22.22	25.00	27.78
Price/EPS with Adjustment		19.23	22.22	25.00	27.78
Price/Book Value per Share		87.64%	95.15%	101.63%	107.87%
Price/Tangible Book Value		87.64%	95.15%	101.63%	107.87%
Market Value/Assets		13.66%	15.86%	18.01%	20.41%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 5 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 5 and 5 years respectively, and tax impacted at 36%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		2,066	2,430	2,795	3,214
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 20,657	$ 24,302	$ 27,948	$ 32,140
Estimated Insider Purchases		(1,010)	(1,010)	(1,010)	(1,010)
ESOP Purchases		(556)	(655)	(753)	(866)
Proceeds to Base Fee On		$ 19,091	$ 22,637	$ 26,185	$ 30,264
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 191	$ 226	$ 262	$ 303
Advisory Fee		800	800	800	800
Total Underwriters Fee		991	1,026	1,062	1,103
All Other Expenses		-	-	-	-
Total Expense		$ 991	$ 1,026	$ 1,062	$ 1,103
Shares Calculations					
Shares Outstanding		3,502,000	4,120,000	4,738,000	5,448,700
Plus: Dilutive Impact of Existing Options		12,824	15,087	17,350	19,953
Less: New ESOP Adjustment		55,647	65,462	75,285	86,578
Less: Old ESOP Adjustment	(1)	54,203	63,770	73,334	84,334
Plus: New SOP 93-6 ESOP Shares	(2)	11,129	13,092	15,057	17,316
Plus: Old SOP 93-6 ESOP Shares	(2)	12,873	15,145	17,417	20,029
Shares for all EPS Calculations		3,428,976	4,034,092	4,639,205	5,335,086
Actual number of shares for EPS		3,428,976	4,034,092	4,639,205	5,335,086
Actual foundation shares		0	0	0	0

Post Foundation

Conclusion	Appraised Value			
	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	3,502,000	4,120,000	4,738,000	5,448,700
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	3,502,000	4,120,000	4,738,000	5,448,700
Exchange Shares	1,436,308	1,689,807	1,943,250	2,234,740
Conversion Shares	2,065,692	2,430,193	2,794,750	3,213,960
Implied Exhange Ratio	2.5746	3.0290	3.4833	4.0058
Gross-Proceeds	$ 20,656,920	$ 24,301,930	$ 27,947,500	$ 32,139,600
Exchange Value	$ 14,363,080	$ 16,898,070	$ 19,432,500	$ 22,347,400

MRP Dilution					
Shares Outstanding		3,502,000	4,120,000	4,738,000	5,448,700
Plus: Dilutive Impact of Existing Options		12,824	15,087	17,350	19,953
Less: New ESOP Adjustment		55,647	65,462	75,285	86,578
Less: Old ESOP Adjustment		54,203	63,770	73,334	84,334
Plus: New MRP issued	(1)	98,886	116,336	133,787	153,855
Plus: New SOP 93-6 ESOP Shares	(2)	11,129	13,092	15,057	17,316
Plus: Old SOP 93-6 ESOP Shares		12,873	15,145	17,417	20,029
	(2)				
Shares for all EPS Calculations		3,527,862	4,150,428	4,772,992	5,488,941
EPS		$ 0.51	$ 0.45	$ 0.40	$ 0.36
BV/Share		$ 11.10	$ 10.22	$ 9.57	$ 9.01
Voting Dilution		2.88%	2.88%	2.88%	2.88%

Option Dilution					
Shares Outstanding		3,502,000	4,120,000	4,738,000	5,448,700
Plus: Dilutive Impact of Existing Options		12,824	15,087	17,350	19,953
Less: New ESOP Adjustment		55,647	65,462	75,285	86,578
Less: Old ESOP Adjustment		54,203	63,770	73,334	84,334
Plus: Options	(1)	67,703	79,646	91,597	105,337
Plus: New SOP 93-6 ESOP Shares	(2)	11,129	13,092	15,057	17,316
Plus: Old SOP 93-6 ESOP Shares		12,873	15,145	17,417	20,029
	(2)				
Shares for all EPS Calculations		3,496,679	4,113,738	4,730,802	5,440,423
EPS		$ 0.51	$ 0.45	$ 0.40	$ 0.36
BV/Share		$ 11.38	$ 10.50	$ 9.84	$ 9.28
Voting Dilution		1.97%	1.97%	1.97%	1.97%

Exhibit 13.
Ownership Calculation

Aggregate Waived Dividends		$ -	Use in Computation		
Stockholders' Equity @ 12/31/05		$21,081,763		$702,975	Other assets at Holding Company
Current Ownership	41.08%	557,876	15.52554357		
MHC Ownership @ 12/31/05	58.92%	800,000			
Total at 12/31/05		1,357,876			

PCT = (Stockholders' Equity @ 12/31/05 - Aggregate Excess Waived) * Current Owner / Stockholders' Equity @ 12/31/05 times (Appraised Value - Other Assets at Holding Company) / Appraised Value of Holding Company

PCT = 41.08% times 99.83%

PCT = 41.01%

41.01%

Exhibit 14. - Comparable Selection

Starting Point: All Midwestern Thrifts

Ticker	Company Name	MHC?	Exchange	City	State	Region	# of Offices (Actual)	IPO Date	Assets LTM ($000)	Tang Equity/ Tang Assets LTM (%)	ROAA LTM (%)	ROAE LTM (%)
Eliminate 51 Institutions Not on NYSE, NASDAQ or AMEX												
AJSB	AJS Bancorp, Inc. (MHC)	Yes	**OTC BB**	Midlothian	IL	MW	3	37252	257905	10.95	0.42	3.74
AFBA	Allied First Bancorp, Inc.	No	**OTC BB**	Naperville	IL	MW	1	37256	154022	6.36	0.18	2.59
AMFC	AMB Financial Corp.	No	**OTC BB**	Munster	IN	MW	3	35156	170466	8.3	0.53	6.21
ASBN	ASB Financial Corp.	No	**Pink Sheet**	Portsmouth	OH	MW	3	34830	189908	8.92	1.15	12.3
BPLS	BankPlus, FSB	No	**Pink Sheet**	Morton	IL	MW	8	33429	303301	7.54	0.49	6.8
CCFC	CCSB Financial Corp.	No	**OTC BB**	Liberty	MO	MW	4	37630	93723	14.93	0.1	0.72
CZWI	Citizens Community Bancorp (MHC)	Yes	**OTC BB**	Eau Claire	WI	MW	12	38076	252427	9.06	0.49	4.37
CSFC	City Savings Financial Corp.	No	**OTC BB**	Michigan City	IN	MW	3	37253	154265	7.83	-0.18	-2.26
CKFB	CKF Bancorp, Inc.	No	**OTC BB**	Danville	KY	MW	3	34703	162885	9.75	1.42	13.27
CFBC	Community First Bancorp, Inc.	No	**OTC BB**	Madisonville	KY	MW	2	37799	71729	3.79	-0.65	-14.98
CIBN	Community Investors Bancorp, Inc.	No	**Pink Sheet**	Bucyrus	OH	MW	4	34737	122265	10.6	0.91	8.52
DSFN	DSA Financial Corporation	No	**OTC BB**	Lawrenceburg	IN	MW	2	38198	99250	17.19	0.98	5.22
ESDF	East Side Financial, Incorporated	No	**Pink Sheet**	Chicago	IL	MW	2	33543	132163	8.93	0.26	2.84
EQFC	Equitable Financial Corp. (MHC)	Yes	**OTC BB**	Grand Island	NE	MW	3	38664	NA	NA	NA	NA
FFWC	FFW Corporation	No	**OTC BB**	Wabash	IN	MW	5	34064	267598	8.54	0.98	10.61
FDLB	Fidelity Federal Bancorp	No	**Pink Sheet**	Evansville	IN	MW	5	32020	213308	8.09	0.61	7.22
FFSL	First Independence Corporation	No	**OTC BB**	Independence	KS	MW	5	34250	179562	8.95	0.65	7.31
GTPS	Great American Bancorp, Inc.	No	**OTC BB**	Champaign	IL	MW	3	34880	144846	11.68	1.07	8.98
GVFF	Greenville Federal Financial Corporation (M	Yes	**OTC BB**	Greenville	OH	MW	2	38722	NA	NA	NA	NA
GFCJ	Guaranty Financial, MHC	No	**Pink Sheet**	Milwaukee	WI	MW	126	34141	1846381	10.94	0.36	4.25
HFSK	HFS Bank, FSB	No	**Pink Sheet**	Hobart	IN	MW	6	31322	235960	8.77	0.57	6.59
HBBI	Home Building Bancorp, Inc.	No	**OTC BB**	Washington	IN	MW	2	34738	60379	11.19	0.7	6.79
HWEN	Home Financial Bancorp	No	**Pink Sheet**	Spencer	IN	MW	2	35248	76000	9.69	0.44	4.68
HLFN	Home Loan Financial Corporation	No	**Pink Sheet**	Coshocton	OH	MW	4	35880	161153	11.91	0.61	4.66
HZFS	Horizon Financial Services Corporation	No	**OTC BB**	Oskaloosa	IA	MW	4	34515	113068	10.17	-0.22	-2.17
IDVB	Indian Village Bancorp Inc.	No	**OTC BB**	Gnadenhutten	OH	MW	3	36343	99002	8.23	-0.08	-1.03
LXMO	Lexington B&L Financial Corp.	No	**Pink Sheet**	Lexington	MO	MW	4	35222	144911	9.05	0.61	6.16
LBTM	Liberty Savings Bank, FSB (MHC)	Yes	**OTC BB**	Liberty	MO	MW	6	34204	251907	8.37	0.63	7.08
LOGN	Logansport Financial Corp.	No	**Pink Sheet**	Logansport	IN	MW	1	34864	157840	10.82	0.69	6.31
MCMH	MCM Savings Bank, FSB	No	**Pink Sheet**	Hannibal	MO	MW	5	NA	79280	6.46	-0.04	-0.61
MCPH	Midland Capital Holdings Corporation	No	**OTC BB**	Bridgeview	IL	MW	4	34150	134458	9.69	0.91	9.97
MSVB	Mid-Southern Savings Bank, FSB (MHC)	Yes	**OTC BB**	Salem	IN	MW	2	35894	154127	10.58	0.81	7.84
MFDB	Mutual Federal Bancorp Inc. (MHC)	Yes	**OTC BB**	Chicago	IL	MW	1	38813	64489	28.43	1.15	4.06
NIDB	Northeast Indiana Bancorp, Inc.	No	**OTC BB**	Huntington	IN	MW	3	34878	232332	NA	0.13	1.25
NLVS	Northern Savings & Loan Company	No	**OTC BB**	Elyria	OH	MW	6	NA	340807	12.76	0.86	6.34
NWIN	NorthWest Indiana Bancorp	No	**OTC BB**	Munster	IN	MW	8	NA	627439	7.4	1.14	14.67

Exhibit 14. - Comparable Selection

Ticker	Company Name	MHC?	Exchange	City	State	Region	# of Offices (Actual)	IPO Date	Assets LTM ($000)	Tang Equity/ Tang Assets LTM (%)	ROAA LTM (%)	ROAE LTM (%)
OCFL	OC Financial, Inc.	No	**OTC BB**	Dublin	OH	MW	2	38443	57088	12.85	-0.16	-1.39
OHSF	Ohio Savings Financial Corporation	No	**Pink Sheet**	Cleveland	OH	MW	56	NA	16241462	7.44	1.13	15.26
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	Yes	**OTC BB**	Ottawa	IL	MW	1	38548	185863	10.35	0.48	5.78
POHF	Peoples Ohio Financial Corp.	No	**OTC BB**	Troy	OH	MW	5	32860	204042	12.41	0.98	7.7
PSFC	Peoples-Sidney Financial Corporation	No	**Pink Sheet**	Sidney	OH	MW	4	35548	137937	12.57	0.74	5.72
PFOH	Perpetual Federal Savings Bank	No	**OTC BB**	Urbana	OH	MW	1	33347	365276	14.87	1.44	9.71
REDW	Redwood Financial, Incorporated	No	**Pink Sheet**	Redwood Falls	MN	MW	2	34890	76523	10.02	0.4	3.39
RYFL	Royal Financial, Inc.	No	**OTC BB**	Chicago	IL	MW	3	38373	111739	30.61	-0.51	-1.9
STBI	Sturgis Bancorp, Inc.	No	**Pink Sheet**	Sturgis	MI	MW	11	32457	307515	7.08	0.86	10.01
TDCB	Third Century Bancorp	No	**OTC BB**	Franklin	IN	MW	5	38168	128147	17.44	0.42	2.33
UMBR	Umbrella Bancorp, Incorporated	No	**Pink Sheet**	Summit	IL	MW	1	NA	46072	5.69	-4.99	-75.83
WFBS	Washington Federal Bank for Savings	No	**Pink Sheet**	Chicago	IL	MW	2	34759	65450	9.35	1.63	17.28
WCFB	Webster City Federal Bancorp (MHC)	Yes	**Pink Sheet**	Webster City	IA	MW	1	34561	101360	22.28	1.07	4.83
WEFP	Wells Financial Corp.	No	**OTC BB**	Wells	MN	MW	11	34800	259948	9.03	0.79	7.93
WTWN	West Town Bancorp, Incorporated	No	**Pink Sheet**	Cicero	IL	MW	2	34759	54811	6.08	0.58	9.48
Eliminate 6 MHCs												
JXSB	Jacksonville Bancorp, Inc. (MHC)	**Yes**	NASDAQ	Jacksonville	IL	MW	8	04/21/1995	254,000	6.80	0.33	4.05
FFFS	First Federal Financial Services, Inc. (MHC)	**Yes**	NASDAQ	Edwardsville	IL	MW	1	06/29/2004	139,487	26.79	1.44	5.37
KFFB	Kentucky First Federal Bancorp (MHC)	**Yes**	NASDAQ	Hazard	KY	MW	4	03/03/2005	263,706	20.14	0.75	3.16
CHEV	Cheviot Financial Corp. (MHC)	**Yes**	NASDAQ	Cincinnati	OH	MW	5	01/06/2004	291,791	25.64	0.76	2.78
CFFN	Capitol Federal Financial (MHC)	**Yes**	NASDAQ	Topeka	KS	MW	37	04/01/1999	8,318,836	10.36	0.71	6.95
WAUW	Wauwatosa Holdings, Inc. (MHC)	**Yes**	NASDAQ	Wauwatosa	WI	MW	8	10/05/2005	NA	NA	NA	NA

Exhibit 14. - Comparable Selection

Ticker	Company Name	MHC?	Exchange	City	State	Region	# of Offices (Actual)	IPO Date	Assets LTM ($000)	Tang Equity/ Tang Assets LTM (%)	ROAA LTM (%)	ROAE LTM (%)
Result: 44 Institutions												
ABCW	Anchor BanCorp Wisconsin Inc.	No	NASDAQ	Madison	WI	MW	60	07/16/1992	4,200,234	6.99	1.22	15.85
ASBI	Ameriana Bancorp	No	NASDAQ	New Castle	IN	MW	10	03/02/1987	449,369	7.82	0.47	5.38
BFIN	BankFinancial Corporation	No	NASDAQ	Burr Ridge	IL	MW	16	06/24/2005	1,573,080	19.68	0.53	5.16
BKMU	Bank Mutual Corporation	No	NASDAQ	Milwaukee	WI	MW	71	10/30/2003	3,431,377	14.46	0.80	4.84
BRBI	Blue River Bancshares, Inc.	No	NASDAQ	Shelbyville	IN	MW	5	06/24/1998	219,214	6.11	0.15	1.95
CASH	Meta Financial Group, Inc.	No	NASDAQ	Storm Lake	IA	MW	18	09/20/1993	755,283	5.16	-0.11	-1.94
CFBK	Central Federal Corporation	No	NASDAQ	Fairlawn	OH	MW	4	12/30/1998	157,853	10.88	-1.90	-15.86
CITZ	CFS Bancorp, Inc.	No	NASDAQ	Munster	IN	MW	21	07/24/1998	1,242,888	11.36	0.39	3.45
CTZN	Citizens First Bancorp, Inc.	No	NASDAQ	Port Huron	MI	MW	24	03/07/2001	1,654,223	9.48	0.59	5.44
FBC	Flagstar Bancorp, Inc.	No	NYSE	Troy	MI	MW	139	04/30/1997	15,075,430	5.07	0.54	10.66
FBEI	First Bancorp of Indiana, Inc.	No	NASDAQ	Evansville	IN	MW	8	04/07/1999	285,875	9.59	0.59	5.60
FBSI	First Bancshares, Inc.	No	NASDAQ	Mountain Grove	MO	MW	10	12/22/1993	239,168	11.01	-0.20	-1.77
FBTC	First BancTrust Corporation	No	NASDAQ	Paris	IL	MW	5	04/19/2001	239,771	10.98	0.58	4.97
FCAP	First Capital, Inc.	No	NASDAQ	Corydon	IN	MW	12	01/04/1999	438,354	8.35	0.86	8.91
FDEF	First Defiance Financial Corp.	No	NASDAQ	Defiance	OH	MW	25	10/02/1995	1,460,374	7.86	0.88	8.26
FFBI	First Federal Bancshares, Inc.	No	NASDAQ	Colchester	IL	MW	9	09/28/2000	335,401	6.14	0.38	5.35
FFDF	FFD Financial Corporation	No	NASDAQ	Dover	OH	MW	3	04/03/1996	157,713	11.37	0.89	7.55
FFFD	North Central Bancshares, Inc.	No	NASDAQ	Fort Dodge	IA	MW	10	03/21/1996	485,191	8.19	1.05	11.58
FFHS	First Franklin Corporation	No	NASDAQ	Cincinnati	OH	MW	8	01/26/1988	282,272	8.69	0.39	4.35
FFNM	First Federal of No. Michigan Bancorp	No	NASDAQ	Alpena	MI	MW	10	04/04/2005	276,848	12.04	0.10	1.02
FFSX	First Federal Bankshares, Inc.	No	NASDAQ	Sioux City	IA	MW	14	04/14/1999	587,529	8.75	0.49	4.00
FNFI	First Niles Financial, Inc.	No	NASDAQ	Niles	OH	MW	1	10/27/1998	98,516	16.64	1.05	6.42
FPFC	First Place Financial Corp.	No	NASDAQ	Warren	OH	MW	28	01/04/1999	2,626,531	6.90	0.99	10.46
HCFC	Home City Financial Corporation	No	NASDAQ	Springfield	OH	MW	2	12/30/1996	149,553	8.81	0.55	6.41
HFBC	HopFed Bancorp, Inc.	No	NASDAQ	Hopkinsville	KY	MW	9	02/09/1998	639,589	7.06	0.69	8.32
HFFC	HF Financial Corp.	No	NASDAQ	Sioux Falls	SD	MW	35	04/08/1992	934,064	5.39	0.49	8.10
HMNF	HMN Financial, Inc.	No	NASDAQ	Rochester	MN	MW	14	06/30/1994	991,237	8.78	1.12	12.42
LNCB	Lincoln Bancorp	No	NASDAQ	Plainfield	IN	MW	17	12/30/1998	844,454	8.90	0.14	1.18
LSBI	LSB Financial Corp.	No	NASDAQ	Lafayette	IN	MW	5	02/03/1995	373,138	8.76	1.01	11.69
MAFB	MAF Bancorp, Inc.	No	NASDAQ	Clarendon Hills	IL	MW	84	01/12/1990	10,487,504	6.52	1.03	10.75
MCBF	Monarch Community Bancorp, Inc.	No	NASDAQ	Coldwater	MI	MW	6	08/30/2002	277,068	11.12	0.52	3.60
MFBC	MFB Corp.	No	NASDAQ	Mishawaka	IN	MW	10	03/25/1994	530,052	6.35	0.41	5.87
MFSF	MutualFirst Financial, Inc.	No	NASDAQ	Muncie	IN	MW	22	12/30/1999	971,829	7.81	0.73	7.37
NASB	NASB Financial, Inc.	No	NASDAQ	Grandview	MO	MW	8	09/27/1985	1,552,886	9.45	1.61	16.69
PCBI	Peoples Community Bancorp, Inc.	No	NASDAQ	West Chester	OH	MW	19	03/30/2000	1,040,912	5.95	0.21	2.52
PFDC	Peoples Bancorp	No	NASDAQ	Auburn	IN	MW	15	07/07/1987	492,260	12.72	0.81	6.13
PFED	Park Bancorp, Inc.	No	NASDAQ	Chicago	IL	MW	3	08/12/1996	248,035	12.21	0.58	4.94
PULB	Pulaski Financial Corp.	No	NASDAQ	Saint Louis	MO	MW	8	12/03/1998	805,644	6.11	1.00	15.76

Exhibit 14. - Comparable Selection

Ticker	Company Name	MHC?	Exchange	City	State	Region	# of Offices (Actual)	IPO Date	Assets LTM ($000)	Tang Equity/ Tang Assets LTM (%)	ROAA LTM (%)	ROAE LTM (%)
PVFC	PVF Capital Corp.	No	NASDAQ	Solon	OH	MW	17	12/30/1992	876,769	7.72	0.64	7.95
RIVR	River Valley Bancorp	No	NASDAQ	Madison	IN	MW	7	12/20/1996	314,502	7.34	0.76	10.01
TONE	TierOne Corporation	No	NASDAQ	Lincoln	NE	MW	68	10/02/2002	3,222,275	8.09	1.05	11.28
UCBC	Union Community Bancorp	No	NASDAQ	Crawfordsville	IN	MW	6	12/29/1997	260,097	11.83	0.11	0.86
UCFC	United Community Financial Corp.	No	NASDAQ	Youngstown	OH	MW	36	07/09/1998	2,528,850	9.19	0.96	8.89
WAYN	Wayne Savings Bancshares, Inc.	No	NASDAQ	Wooster	OH	MW	11	01/09/2003	397,968	8.42	0.03	0.27
Eliminate 2 Conversions After 12/31/04												
BFIN	BankFinancial Corporation	No	NASDAQ	Burr Ridge	IL	MW	16	**06/24/2005**	1,573,080	19.68	0.53	5.16
FFNM	First Federal of N. Michigan Bancorp	No	NASDAQ	Alpena	MI	MW	10	**04/04/2005**	276,848	12.04	0.10	1.02
Eliminate 26 with Assets Greater than $400M												
ABCW	Anchor BanCorp Wisconsin Inc.	No	NASDAQ	Madison	WI	MW	60	07/16/1992	**4,200,234**	6.99	1.22	15.85
ASBI	Ameriana Bancorp	No	NASDAQ	New Castle	IN	MW	10	03/02/1987	**449,369**	7.82	0.47	5.38
BKMU	Bank Mutual Corporation	No	NASDAQ	Milwaukee	WI	MW	71	10/30/2003	**3,431,377**	14.46	0.80	4.84
CASH	Meta Financial Group, Inc.	No	NASDAQ	Storm Lake	IA	MW	18	09/20/1993	**755,283**	5.16	-0.11	-1.94
CITZ	CFS Bancorp, Inc.	No	NASDAQ	Munster	IN	MW	21	07/24/1998	**1,242,888**	11.36	0.39	3.45
CTZN	Citizens First Bancorp, Inc.	No	NASDAQ	Port Huron	MI	MW	24	03/07/2001	**1,654,223**	9.48	0.59	5.44
FBC	Flagstar Bancorp, Inc.	No	NYSE	Troy	MI	MW	139	04/30/1997	**15,075,430**	5.07	0.54	10.66
FCAP	First Capital, Inc.	No	NASDAQ	Corydon	IN	MW	12	01/04/1999	**438,354**	8.35	0.86	8.91
FDEF	First Defiance Financial Corp.	No	NASDAQ	Defiance	OH	MW	25	10/02/1995	**1,460,374**	7.86	0.88	8.26
FFFD	North Central Bancshares, Inc.	No	NASDAQ	Fort Dodge	IA	MW	10	03/21/1996	**485,191**	8.19	1.05	11.58
FFSX	First Federal Bankshares, Inc.	No	NASDAQ	Sioux City	IA	MW	14	04/14/1999	**587,529**	8.75	0.49	4.00
FPFC	First Place Financial Corp.	No	NASDAQ	Warren	OH	MW	28	01/04/1999	**2,626,531**	6.90	0.99	10.46
HFBC	HopFed Bancorp, Inc.	No	NASDAQ	Hopkinsville	KY	MW	9	02/09/1998	**639,589**	7.06	0.69	8.32
HFFC	HF Financial Corp.	No	NASDAQ	Sioux Falls	SD	MW	35	04/08/1992	**934,064**	5.39	0.49	8.10
HMNF	HMN Financial, Inc.	No	NASDAQ	Rochester	MN	MW	14	06/30/1994	**991,237**	8.78	1.12	12.42
LNCB	Lincoln Bancorp	No	NASDAQ	Plainfield	IN	MW	17	12/30/1998	**844,454**	8.90	0.14	1.18
MAFB	MAF Bancorp, Inc.	No	NASDAQ	Clarendon Hills	IL	MW	84	01/12/1990	**10,487,504**	6.52	1.03	10.75
MFBC	MFB Corp.	No	NASDAQ	Mishawaka	IN	MW	10	03/25/1994	**530,052**	6.35	0.41	5.87
MFSF	MutualFirst Financial, Inc.	No	NASDAQ	Muncie	IN	MW	22	12/30/1999	**971,829**	7.81	0.73	7.37
NASB	NASB Financial, Inc.	No	NASDAQ	Grandview	MO	MW	8	09/27/1985	**1,552,886**	9.45	1.61	16.69
PCBI	Peoples Community Bancorp, Inc.	No	NASDAQ	West Chester	OH	MW	19	03/30/2000	**1,040,912**	5.95	0.21	2.52
PFDC	Peoples Bancorp	No	NASDAQ	Auburn	IN	MW	15	07/07/1987	**492,260**	12.72	0.81	6.13
PULB	Pulaski Financial Corp.	No	NASDAQ	Saint Louis	MO	MW	8	12/03/1998	**805,644**	6.11	1.00	15.76
PVFC	PVF Capital Corp.	No	NASDAQ	Solon	OH	MW	17	12/30/1992	**876,769**	7.72	0.64	7.95
TONE	TierOne Corporation	No	NASDAQ	Lincoln	NE	MW	68	10/02/2002	**3,222,275**	8.09	1.05	11.28
UCFC	United Community Financial Corp.	No	NASDAQ	Youngstown	OH	MW	36	07/09/1998	**2,528,850**	9.19	0.96	8.89
Eliminate 2 Unprofitable Institutions												
CFBK	Central Federal Corporation	No	NASDAQ	Fairlawn	OH	MW	4	12/30/1998	157,853	10.88	**-1.90**	**-15.86**

Exhibit 14. - Comparable Selection

Ticker	Company Name	MHC?	Exchange	City	State	Region	# of Offices (Actual)	IPO Date	Assets LTM ($000)	Tang Equity/ Tang Assets LTM (%)	ROAA LTM (%)	ROAE LTM (%)
FBSI	First Bancshares, Inc.	No	NASDAQ	Mountain Grove	MO	MW	10	12/22/1993	239,168	11.01	**-0.20**	**-1.77**
Eliminate 2 Institutions with ROAE > 10%												
LSBI	LSB Financial Corp.	No	NASDAQ	Lafayette	IN	MW	5	02/03/1995	373,138	8.76	**1.01**	**11.69**
RIVR	River Valley Bancorp	No	NASDAQ	Madison	IN	MW	7	12/20/1996	314,502	7.34	**0.76**	**10.01**
Eliminate 1 Merger Target												
UCBC	Union Community Bancp **(M&A Target)**	No	NASDAQ	Crawfordsville	IN	MW	6	12/29/1997	260,097	11.83	0.11	0.86
Result: Comparable Group of 11												
BRBI	Blue River Bancshares, Inc.	No	NASDAQ	Shelbyville	IN	MW	5	06/24/1998	219,214	6.11	0.15	1.95
FFDF	FFD Financial Corporation	No	NASDAQ	Dover	OH	MW	3	04/03/1996	157,713	11.37	0.89	7.55
FBEI	First Bancorp of Indiana, Inc.	No	NASDAQ	Evansville	IN	MW	8	04/07/1999	285,875	9.59	0.59	5.60
FBTC	First BancTrust Corporation	No	NASDAQ	Paris	IL	MW	5	04/19/2001	239,771	10.98	0.58	4.97
FFBI	First Federal Bancshares, Inc.	No	NASDAQ	Colchester	IL	MW	9	09/28/2000	335,401	6.14	0.38	5.35
FFHS	First Franklin Corporation	No	NASDAQ	Cincinnati	OH	MW	8	01/26/1988	282,272	8.69	0.39	4.35
FNFI	First Niles Financial, Inc.	No	NASDAQ	Niles	OH	MW	1	10/27/1998	98,516	16.64	1.05	6.42
HCFC	Home City Financial Corporation	No	NASDAQ	Springfield	OH	MW	2	12/30/1996	149,553	8.81	0.55	6.41
MCBF	Monarch Community Bancorp, Inc.	No	NASDAQ	Coldwater	MI	MW	6	08/30/2002	277,068	11.12	0.52	3.60
PFED	Park Bancorp, Inc.	No	NASDAQ	Chicago	IL	MW	3	08/12/1996	248,035	12.21	0.58	4.94
WAYN	Wayne Savings Bancshares, Inc.	No	NASDAQ	Wooster	OH	MW	11	01/09/2003	397,968	8.42	0.03	0.27